
03058361

CITIZENS, INC.
2002 ANNUAL REPORT


NYSE
CIA
LISTED
NYSE
AUGUST
22
THURSDAY


10-K Report Availability

Citizens, Inc.'s earnings and financial position for the year ended December 31, 2002, have been presented in your Annual Report as well as in the Form 10-K report filed with the Securities and Exchange Commission. A copy of the Form 10-K report with the financial statements and the schedules thereto will be mailed without charge (except for exhibits) to a Shareholder upon written request to the Secretary, Citizens, Inc., P.O. Box 149151, Austin, Texas 78714-9151.

◇ This Annual Report should not be regarded as Proxy soliciting material nor as a communication by which any solicitation is to be made.



Table of Contents

FIVE-YEAR FINANCIAL HIGHLIGHTS

	YEARS ENDED DECEMBER 31				
	2002	2001	2000	1999	1998
OPERATING DATA					
Premiums	$ 68,211,000	$ 53,963,000	$ 53,452,000	$ 59,320,000	$ 59,154,000
Total Revenues	$ 83,004,000	$ 67,647,000	$ 66,678,000	$ 71,877,000	$ 72,685,000
Net Income (Loss)	$ 4,254,000	$ 3,963,000	$ 2,053,000	$ 1,271,000	$ (6,721,000)
Insurance In Force	$2,408,004,000	$2,416,610,000	$2,240,523,000	$2,197,844,000	$2,340,744,000
Insurance Written	$ 410,352,000	$ 346,132,000	$ 327,753,000	$ 287,238,000	$ 311,331,000
BALANCE SHEET DATA (AS OF YEAR END)					
Total Assets	$ 326,291,000	$ 282,086,000	$ 267,842,000	$ 255,485,000	$ 253,384,000
Total Invested Assets	$ 226,009,000	$ 206,696,000	$ 194,203,000	$ 174,339,000	$ 176,272,000
Total Liabilities	$ 224,499,000	$ 199,364,000	$ 190,529,000	$ 183,218,000	$ 178,480,000
Stockholders' Equity	$ 101,792,000	$ 82,722,000	$ 77,313,000	$ 72,267,000	$ 74,904,000
YEAR END PER SHARE DATA					
GAAP Book Value	$ 3.41	$ 2.86	$ 2.68	$ 2.51	$ 2.66
Net Earnings (Loss)	$ .14	$ .14	$ .07	$ .04	$ (.24)

Corporate Management



Harold E. Riley
Chairman



Rick D. Riley
Vice Chairman and Chief Executive Officer



Mark A. Oliver
President

Letter to Shareholders

In November, nineteen hundred sixty nine, the founder and Chairman of the Board of Citizens, Harold E. Riley, set out on a journey to build not just another financial services company, but instead a highly profitable giant life insurance company, structured on sound economic principles, dedicated to the belief that the problem in the world isn't dying too soon, it's living too long.

When Mr. Riley incorporated the Company, he was the sole stockholder, capitalizing it with $2.5 million of personal assets. On August 22, 2002, he witnessed the Company he founded achieve a major milestone in its development when he rang the opening bell at the New York Stock Exchange. (See cover picture.) That day, the rest of the world became aware of what he and other members of Citizens' management have known for some time. Citizens arrived on the playing field of the largest, most successful companies of the industrial world. The listing ceremony was the pinnacle of a very important year in the Company's history. These events are documented in photographs on the inside back cover so the reader may experience the event, those present at the opening ceremony breakfast were told was the highest attendance of a company listing in the history of the New York Stock Exchange (which dates back to 1792). Yet, important as the NYSE listing is, it is but a single step in the Company's long-range development plan.

Statement of purpose, solid investments and beneficial products with living benefits are phrases that are rarely heard in our industry, yet they form the cornerstone for Citizens' long-term growth strategy. Citizens has a definite development plan and is committed to its successful attainment! The products offered by the Company are dominated by cash value whole life insurance policies producing high rates of build-up for clients, in conjunction with favorable income settlement options contained in each policy, to effect solid retirements. The Company's balance sheet investments have an overall quality rating of "Agency" which is above "AAA," the usual quality benchmark. Virtually all of the Company's assets are invested in bonds issued by the U.S. government or its agencies. There is very little investment in equity securities. Management has chosen to forego potential gains of upside equity markets in order to maintain consistent returns and avoid losses many companies experience in downside markets. Additionally, it may be of interest to realize Citizens has no debt, a rarity in today's world. It has leveraged growth through equity, not debt.

The Company's long-term growth will come from three activities. First, it will continue to expand the number of countries around the world from which applications for whole life cash value products are received. To date, Latin America has provided the majority of clients who have sought Citizens' products. Over the past two years, though, applications have been received from the Pacific Rim, European and African countries. Although Latin American countries continue to be the leading source of new premium income, management believes Citizens has barely tapped the potential of this giant market. Recent surveys estimate the population of South America to be more than 400 million people. Citizens' clients are from the top 5% of this number. Given the population of the region, that would equate to 20 million potential clients for the Company to serve, yet today there are only approximately 70,000 Citizens' policies in force from that area, leaving a significant untapped market potential.

Letter to Shareholders

It is important to comprehend the unique aspects of the international market. Many large U.S. and European insurers entered this market during the past decade, committing hundreds of millions of capital dollars for the purpose of acquiring an interest in a foreign life insurer, or for the creation of joint ventures with local companies in the various markets. Today, virtually all of these companies have substantially limited their activities or withdrawn from the market, after losing the bulk of the capital invested. Why? Because one must recognize the differences between foreign markets and that of the United States and effect measures to protect its policyholders, stockholders and reinsurers from inherent risks of doing business in unstable economies. Citizens, in a single member of management, has more than 40 years of experience and overall in excess of 100 years in these markets. This depth of experience guides the manner in which the Company conducts business around the world. For example, most economies in Latin America have very unstable currencies and high rates of inflation. Recently, complete failures of economic systems have been experienced in several Latin American countries. Citizens requires all premiums be paid to the Company in U.S. dollars drawn on U.S. banks. This protects the Company from the risks of foreign currency and also provides insulation from would-be money launderers seeking to move money to the United States. Additionally, the Company has no investments in any foreign jurisdiction. All Citizens' investments are in the United States, with the majority in instruments issued by the U.S. government or its agencies. Further, the Company has no offices nor employees outside of the U.S. The policies Citizens issues internationally contain limitations on the payment of benefits for specified causes of death that cannot be adequately underwritten. These provisions affect only a few of the death claims received by the Company, but serve to protect all policyholders of the Company from hazardous risks that are not factored into mortality studies. All of the policies issued by the Company are based on U.S. mortality tables. This practice permits Citizens' international policyholders to take advantage of the longer average lifespan experienced by U.S. residents and serves as a factor in offering a lower cost policy compared to local companies who use mortality experiences related to the populaces of their country.

Initially, the Company focused on the international market as a primary source of new revenues, because international premiums are paid annually and this results in marketing costs being less compared to U.S. markets. Management selected development of the international market first to establish a solid foundation of large annual renewing revenues on which to build the Company.

The largest and most prolific market in the world is the United States, and Citizens is moving aggressively to establish a dynamic presence in this exciting marketplace. Citizens has always had a domestic presence, albeit small. All of the acquisitions since the Company's founding have been U.S. companies; however, very few of them had active marketing forces at the time they were acquired. Two years ago, the Company developed new portfolio of individual ordinary whole life products titled C CAP 2000. These products are constructed on whole life policy foundations generating large cash values with a no expense and no surrender charge annuity to provide the client a low cost means of accumulating substantial amounts of interest-bearing money for living benefits, such as retirement. This combination of living benefit life insurance protection, with a no cost annuity, offers an exciting and competitive product for clients because of the ability to earn and build up large amounts of cash on a

LETTER TO SHAREHOLDERS

tax-deferred basis while earning an above-market return. (Currently this unique feature earns 5%, with a guarantee rate of 4%.) The C CAP products target middle class Americans, who make up the vast majority of U.S. citizens. These are typically families in suburban areas with both spouses working and earning household incomes of approximately $60,000 to $70,000 per year. Management sees this as an underserved segment of the life insurance marketplace because large companies seem to be focusing on upper middle and wealthy class markets. Citizens believes it can leverage its size and lower the cost of marketing by becoming a presence in this specific market niche.

New leadership was recently added to the marketing management team in order to accelerate this program. Ron Mullen, a 30-year industry veteran, joined Citizens in January as Senior Vice President and Chief Marketing Officer. Ron is a successful producer, as well as agency builder and manager with a tremendous track record. Also joining Ron in March was Dick Gruber, Vice President - U.S.A. Marketing Director, another veteran of more than 30 years, to lead the Company's marketing development in the States. Interestingly, several large nationwide marketers have contacted the Company over the past few months expressing a desire to market Citizens' unique products. These products not only offer a superior alternative for clients, but also enhance the marketers' ability to build a large renewing commission income. The Company is currently licensed in 26 U.S. states. Management is actively seeking admission in all major U.S. markets through two avenues: (i) filing for license in each state; or (ii) by acquiring a charter of a company already licensed throughout the U.S. The objective is to be licensed in virtually all U.S. states by 2005. This segment of the plan, in combination with obtaining leadership of veteran marketing managers, is setting the stage for progress towards establishment of a significant U.S. marketing presence.

The other component in Citizens' growth plan is continued acquisition of other U.S. life insurers without incurring debt. The recent failure of high profile insurance holding companies signifies there should soon be a number of prospective companies available. Additionally, new corporate governance legislation has greatly magnified the cost of doing business as a small company and most of them lack access to the capital markets for growth financing. A major ingredient most life insurers lack, that Citizens possesses, is a market for its shares. Citizens' shares trade actively every day on the New York Stock Exchange and this offers liquidity for the shareholders of companies without a market that join forces with Citizens.

As Citizens grows, so does its capacity for making larger acquisitions which may have been beyond its reach in the past. Management is constantly evaluating potential acquisitions and has the opportunity to consider several transactions which could bring hundreds of millions of dollars of assets to the Company's balance sheet. The larger transactions, however, may require the use of substantial amounts of cash, since these companies will principally be subsidiaries of other corporations, or be owned by venture capitalists looking to generate profit in cash for their holdings. Management is considering several alternatives as sources of increasing capital should an appropriate acquisition arise, while remaining committed to its principal of not creating a large amount of long-term debt.

Letter to Shareholders

During 2002, Citizens acquired Combined Underwriters Life Insurance Company and Lifeline Underwriters Life Insurance Company of Tyler, Texas, in share exchanges. Combined offers a unique opportunity to Citizens in U.S. marketing. Its charter is a grandfathered Texas company that can train and authorize its agents to sell in an accelerated manner so that neophyte agents can begin to earn a living in much less time than is required by standard agent licenses. Additionally, these two companies are now producing $8 million per year of specified benefit individual accident and health insurance with favorable loss ratios. In early 2003, Citizens acquired First Alliance Corporation of Lexington, Kentucky, for shares of Citizens Class A common stock. First Alliance has approximately $18 million in assets, $5 million of ordinary life premium, and offers an opportunity to market in eight mideastern states. At the time of this writing, another acquisition is pending. In March, a definitive agreement was reached to acquire Mid-American Alliance Corporation of Jefferson City, Missouri, for Citizens' Class A common shares. Mid-American has $10 million in assets and also produces profitable whole life premium.

Solid progress was made in 2002 towards attainment of our long-term objectives of $1 billion of assets, $250 million of stockholders' equity and $250 million of revenues by the year 2010. During this difficult economic period when most companies in the U.S. are reporting decreased earnings (or losses) Citizens reported earnings of $4.3 million, or $0.14 per share, after paying a 15% stock dividend, compared to $4.0 million or $0.14 per share the prior year. (In other words, earnings per share, ignoring the effect of the stock dividend, were up 7.3% compared to the preceding year.) Year-end 2002 assets topped $326 million, up from $282 million in 2001. The acquisition of Combined and Lifeline added to the organic growth that the Company is experiencing. As Citizens moves forward writing whole life increasing cash value insurance, the Company's asset base will continue to grow rapidly as policy reserves build on the in-force business. The amount of excess interest earned on policy reserve assets serves as a long-term profit center for the Company.

Stockholders' equity jumped 23% from $82.7 million in 2001 to $101.8 million at year-end 2002. The above totals do not include the First Alliance or Mid-American transactions, which will add an additional $25-$30 million of stockholders' equity, since the consideration for the companies was Citizens' Class A common stock.

Total revenues for the year ended 2002 moved up to $83 million, compared to $67.6 million in 2001, an increase of 22.7%. Driving the revenue increase were a 26.4% increase in premium income and a 7.2% increase in investment income. New life premiums issued during 2002 were up 17.7% over the previous year. Even more encouraging is the fact that the 2002 results include only 9 months results for Combined and Lifeline because of the acquisition dates. Management is pleased with the growth of premium income because the majority of the life premium being written is heavily increasing cash value whole life. As we study other companies and consider them for acquisition, it is apparent that many companies in the U.S.A. life insurance industry have focused on the writing of Universal Life, term and annuity products which do not afford strong profit margins nor, in Citizens' opinion, adequately protect the client against a

LETTER TO SHAREHOLDERS

long life span. The assets of such companies can, however, create critical mass and excess interest earnings; therefore, we will consider them for possible acquisitions.

Expenses, as a result of acquisitions during 2002, were up over 41%. This increase results from several events, the largest being the acquisition of Combined and Lifeline insurance companies. Due to the age of these companies and complexity associated with conversion of the data of the companies, no reduction in overhead was achieved during the year. Since the results of these companies were not included in 2001 data, approximately $2 million of additional expenses were recorded in 2002. Management believes that overhead reductions associated with these operations will begin being realized in the third quarter of 2003. During the year, there were a number of large expenses that had not occurred in previous periods. For instance, the cost of listing shares issued in the Combined and Lifeline transactions, as well as fees for listing the Company's shares on the New York Stock Exchange substantially impacted overall expenses. Additionally, legal expenses of a class action lawsuit in 2002 increased because of a number of hearings and appeals during the year. During 2002, the Company amicably terminated its relationship with the sales organization overseeing its international marketing activity and assumed direct responsibility for that function. The result was a conversion of commission expense to general expenses. Management believes the Company will be better served in the long term by this shift in marketing management, and that the change would result in overall expense reduction in future years.

During 2002, the Board of Directors declared a 15% stock dividend which was paid to shareholders on June 1. This 15% dividend, the third in the past 4 years (7% dividends were paid in 1999 and 2000), equals to an average dividend of 7% per year having been paid (tax-free) to shareholders in each of the past four years. The Board usually considers dividend payment in the latter part of a year; however, there can be no assurance one will be paid during 2003.

This letter would be incomplete without a grateful acknowledgement of the contributions many men and women have performed to make the Company's growth happen. Citizens is blessed to have an outstanding organization of home office employees, marketing associates, shareholders and policyholders who commonly share the founder's dream of building a giant Company. To all who share the dream, thank you!! "Success is a dream turned into reality!"

Sincerely,



Mark A. Oliver,
President

STOCK PRICE HISTORY

COMMON STOCK PRICES*

	2002		2001	
QUARTER ENDED	HIGH	LOW	HIGH	LOW
March 31	$ 11.30	$ 8.64	$ 6.09	$ 5.26
June 30	$ 13.25	$ 8.00	$ 6.61	$ 5.44
September 30	$ 13.20	$ 5.71	$ 9.04	$ 5.40
December 31	$ 9.24	$ 6.68	$ 11.57	$ 7.65

* Adjusted for 15% stock dividend paid in 2002

Citizens' Business

Citizens, Inc. is a Colorado-domiciled financial services company that relies primarily on insurance premiums written by wholly-owned life insurance subsidiaries, Citizens Insurance Company of America (CICA), Central Investors Life Insurance Company of Illinois (CILIC), and Excalibur Insurance Corporation (EIC), Combined Underwriters Life Insurance Company (Combined) and Lifeline Underwriters Life Insurance Company (Lifeline) as its major sources of revenue. CILIC and EIC are Illinois-domiciled insurers with small blocks of whole life insurance. Combined and Lifeline are Texas-domiciled life insurers. Combined issues specified disease accident and health insurance as well as ordinary whole-life insurance and Lifeline has a block of accident and health business.


Citizens,
CIA
Original
August 22,

CICA is a Colorado life insurance company which makes available ordinary whole-life products on an international basis through independent marketing consultants. In 2000, CICA began to make available a portfolio of whole-life policies in the U.S. as well. Additionally, it offers specialty life and individual accident and health policies to U.S. residents. During the year ended December 31, 2002, 92.1% of CICA's premium income was attributable to life, endowment and term insurance; 7.4% to accident and health insurance; and 0.5% to individual annuities.

A significant portion of the Company's premium income is derived from international markets. The whole-life products offered overseas by CICA are uniquely designed for these markets. The international policies issued by CICA have an average face amount of approximately $70,000 and are available primarily to the top 5% of the population in terms of household income. The Company has

CITIZENS' BUSINESS

no assets outside the U.S. and requires all premiums to be paid in U.S. dollars on drafts drawn on U.S. banks to avoid foreign appropriations, tainted funds and currency exchange risks.

Many of the inherent risks in foreign countries, such as political instability, hyperinflation and economic disruptions tend to improve rather than hurt CICA's business because they encourage individuals to convert assets out of local currencies to the more stable U.S. dollar. Additionally, management has made a concerted effort to expand the number of foreign countries from which it accepts business in an effort to reduce the impact on CICA of political or economic problems in any one country or region.



In addition to expanding the number of foreign countries from which applications are accepted, as discussed above, management is expanding marketing activities in the United States. The Company continues to seek acquisitions that would blend well with its operations and further capitalize the Company. Management believes that the current regulatory environment and changes in statutory accounting rules, coupled with unfavorable levels of taxation, will provide a number of acquisition candidates in the future.

In February, 2003, the Company acquired First Alliance Corporation of Lexington, Kentucky, the parent of First Alliance Insurance Company (First Alliance) for 2.6 million shares of Citizens Class A common stock.

Shareholder Information

Stock Market Listing

Stock Exchange
New York Stock Exchange (NYSE)

Symbol
CIA

Quotes on the daily bid and asking prices may be obtained in daily newspapers where the stock is listed as CITIZENSINC or CTZINC under the NYSE listings.

How to Buy Stock

The Company's stock may be purchased through any securities brokerage firm by giving the Company's symbol (CIA) and placing an order for the amount you desire to invest or the number of shares you wish to purchase.

Where to Sell Stock

The Company's stock for which you hold a certificate may be sold through any securities brokerage firm by placing a call and advising them of the number of shares you wish to sell and at what price.

If you hold a certificate issued by a company that has merged with Citizens, you must convert such certificate into Citizens shares prior to transfer. This may be achieved by forwarding the certificate to the stock transfer agent along with a letter requesting conversion.

Register and Transfer Agent

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, N.J. 07606
(800) 635-9270
www.melloninvestor.com

You may access your account online through Mellon's Investor Service Direct program at www.melloninvestor.com. Through this web site you can view real-time account information, buy or sell shares, and opt for electronic delivery of shareholder communications. You will also be able to enroll in the Citizens Stock Investment Plan. To set up access to your shareholder account information through the Mellon web site, you will need to establish a PIN (Personal Identification Number) using your Social Security number or Investor ID.

How to Transfer Shares

A transfer of shares may be accomplished by properly filling in the assignment form on the reverse side of your stock certificate and signing the form exactly as your name

Shareholder Information

appears on the face of the certificate. Your signature must be guaranteed by a national bank or brokerage firm that is a member of a major stock exchange. The certificate with the assignment form, properly completed, should be sent by registered mail to the transfer agent for processing.

Address Change

When your address changes, you should immediately notify Mellon Investor Services. An invalid address may cause your stockholder mail and reports to be returned to the transfer agent.

Lost Stock Certificates

Should your stock certificate become lost or missing, a notice of such should be mailed to the transfer agent so a "stop order" can be placed on the registration of the missing certificate. The notice letter should contain as much information as possible, such as:

- ☐ Name on the certificate
- ☐ Number of the certificate
- ☐ Date of issue

A lost certificate affidavit will be mailed to you, which must be completed, signed, notarized, and returned to Mellon before a new certificate can be issued. The transfer agent will require an indemnity bond for the lost certificate. The bond costs approximately two percent of the market value of the lost certificate.

Contact Citizens for Additional Information

Mailing Address
P.O. Box 149151
Austin, Texas 78714
or
400 E. Anderson Lane
Austin, Texas 78752

Phone
(512) 837-7100

Fax
(512) 836-9334

E-mail
PR@citizensinc.com

Web Site
www.citizensinc.com

CIA LISTED NYSE

Citizens' Acquisition History

YEAR	COMPANY
2003	First Alliance Corporation Mid-American Alliance Corporation (Pending)
2002	Combined Underwriters Life Insurance Company Lifeline Underwriters Life Insurance Company
1999	First Investors Group, Inc.
1997	American Investment Network, Inc. First American Investment Corporation National Security Life and Accident Insurance Company
1996	Insurance Investors & Holding Company
1995	American Liberty Financial Corporation
1992	First Centennial Corporation
1989	Continental Investors Life Insurance Company – Alabama
1988	Equities International Life Insurance Company
1987	Continental Investors Life, Inc.
1981	Founders Preferred Life Insurance Company
1975	Citizens Standard Life Insurance Company
1974	Non-Commissioned Officers Life Insurance Company

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Citizens, Inc.:

We have audited the accompanying consolidated statements of financial position of Citizens, Inc. and its subsidiaries as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As Described in note 1- K to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets in 2002 as a result of the adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

KPMG LLP

Dallas, Texas
February 28, 2003

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
INVESTMENTS:		
☐ Fixed maturities held-to-maturity, at amortized cost	$ 11,384,137	$ 5,569,899
☐ Fixed maturities available-for-sale, at fair value	191,777,625	178,447,347
☐ Equity securities available-for-sale, at fair value	639,316	568,398
☐ Mortgage loans on real estate	619,084	1,109,547
☐ Policy loans	20,596,371	19,984,477
☐ Other long-term investments	992,067	1,016,143
TOTAL INVESTMENTS	226,008,600	206,695,811
Cash and cash equivalents	19,211,802	6,793,852
Accrued investment income	2,338,837	2,021,469
Reinsurance recoverable	2,254,175	2,450,015
Deferred policy acquisition costs	44,979,357	40,596,003
Other intangible assets	2,018,125	1,368,125
Deferred federal income tax	1,078,985	3,465,138
Cost of customer relationships acquired	14,191,172	5,150,351
Excess of cost over net assets acquired	7,783,405	6,767,244
Property, plant and equipment	5,590,498	5,946,806
Other assets	836,045	831,449
TOTAL ASSETS	$ 326,291,001	$ 282,086,263

Continued

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, CONTINUED

DECEMBER 31, 2002 AND 2001

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
LIABILITIES:		
Future policy benefit reserves:	$ 184,672,200	$ 170,381,823
☐ Life insurance	3,226,834	3,839,023
☐ Annuities		
☐ Accident and health	15,647,401	7,580,448
Dividend accumulations	4,859,391	4,779,329
Premium deposits	4,794,131	4,316,149
Policy claims payable	4,794,096	2,982,469
Other policyholders' funds	3,209,348	2,485,461
TOTAL POLICY LIABILITIES	221,203,401	196,364,702
Commissions payable	1,912,972	1,506,700
Federal income tax payable	311,884	484,430
Other liabilities	1,070,439	1,008,633
TOTAL LIABILITIES	224,498,696	199,364,465
STOCKHOLDERS' EQUITY:		
Common stock:		
☐ Class A, no par value, 50,000,000 shares authorized, 31,862,980 shares issued in 2002 and 26,642,938 shares issued in 2001, including shares in treasury of 2,559,693 in 2002 and 2,225,820 in 2001	129,125,099	79,701,590
☐ Class B, no par value, 1,000,000 shares authorized, 817,696 shares issued and outstanding in 2002 and 711,040 shares issued and outstanding in 2001	1,870,389	910,482
Retained earnings (deficit)	(25,887,787)	5,274,768
Accumulated other comprehensive income (loss):		
Unrealized gains on securities, net of tax	3,582,025	727,519
	108,689,726	86,614,359
Treasury stock, at cost	(6,897,421)	(3,892,561)
TOTAL STOCKHOLDERS' EQUITY	101,792,305	82,721,798
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 326,291,001	$ 282,086,263

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
REVENUES:			
Premiums:			
☐ Life insurance	$ 54,453,730	$ 48,686,189	$ 45,987,689
☐ Accident and health	13,473,966	5,059,843	7,235,685
☐ Annuity and universal life considerations	283,185	216,905	228,479
Net investment income	14,251,907	13,296,481	12,550,754
Realized gains (losses)	477	(148,415)	86,569
Other income	540,633	535,821	588,940
TOTAL REVENUES	83,003,898	67,646,824	66,678,116
BENEFITS AND EXPENSES:			
Insurance benefits paid or provided:			
☐ Increase in future policy benefit reserves	6,051,671	6,483,706	7,265,347
☐ Policyholders' dividends	3,477,381	3,294,899	3,037,343
☐ Claims and surrenders	38,107,119	29,189,132	30,370,996
☐ Annuity expenses	280,789	205,516	468,752
TOTAL INSURANCE BENEFITS PAID OR PROVIDED	47,916,960	39,173,253	41,142,438
Commissions	16,339,205	13,444,270	12,411,053
Other underwriting, acquisition and insurance expenses	15,064,065	10,635,639	10,139,539
Capitalization of deferred policy acquisition costs	(14,422,757)	(11,112,096)	(10,056,287)
Amortization of deferred policy acquisition costs	10,039,403	8,568,445	8,521,972
Amortization of cost of customer relationships acquired, excess of cost over net assets acquired and other intangibles	2,527,996	1,908,683	1,995,660
TOTAL BENEFITS AND EXPENSES	77,464,872	62,618,194	64,154,375
Income before Federal income tax	5,539,026	5,028,630	2,523,741
Federal income tax expense	1,284,809	1,065,517	471,000
NET INCOME	$ 4,254,217	$ 3,963,113	$ 2,052,741
Basic and diluted earnings per share of common stock	$ .14	$ .14	$ .07

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	COMMON STOCK CLASS A	COMMON STOCK CLASS B	RETAINED EARNINGS (DEFICIT)	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	STOCK-HOLDERS' EQUITY
BALANCE AT DECEMBER 31, 1999	$ 67,510,026	$ 584,863	$ 10,756,800	$ (3,711,456)	$ (2,873,264)	$ 72,266,969
Comprehensive income:						
Net income	-	-	2,052,741	-	-	2,052,741
Unrealized investment gains, net	-	-	-	2,993,321	-	2,993,321
Comprehensive income	-	-	2,052,741	2,993,321	-	5,046,062
Stock dividend	12,191,564	325,619	(11,497,886)	-	(1,019,297)	-
BALANCE AT DECEMBER 31, 2000	$ 79,701,590	$ 910,482	$ 1,311,655	$ (718,135)	$ (3,892,561)	$ 77,313,031
Comprehensive income:						
Net income	-	-	3,963,113	-	-	3,963,113
Unrealized investment gains, net	-	-	-	1,445,654	-	1,445,654
Comprehensive income	-	-	3,963,113	1,445,654	-	5,408,767
BALANCE AT DECEMBER 31, 2001	$ 79,701,590	$ 910,482	$ 5,274,768	$ 727,519	$ (3,892,561)	$ 82,721,798
Comprehensive income:						
Net income	-	-	4,254,217	-	-	4,254,217
Unrealized investment gains, net	-	-	-	2,854,506	-	2,854,506
Comprehensive income	-	-	4,254,217	2,854,506	-	7,108,723
Acquisition of Combined	8,513,048	-	-	-	-	8,513,048
Acquisition of Lifeline	3,448,736	-	-	-	-	3,448,736
Stock dividend	37,461,725	959,907	(35,416,772)	-	(3,004,860)	-
BALANCE AT DECEMBER 31, 2002	$129,125,009	$ 1,870,389	$ (25,887,787)	$ 3,582,025	$ (6,897,421)	$ 101,792,305

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,254,217	$ 3,963,113	$ 2,052,741
Adjustments to reconcile net income to net cash provided by operating activities, net of assets acquired:			
□ Realized (gains) losses	(477)	148,415	(86,569)
□ Net deferred policy acquisition costs	(4,383,354)	(2,543,651)	(1,534,315)
□ Amortization of cost of customer relationships acquired, excess cost over net assets acquired and other intangibles	2,527,996	1,908,683	1,995,660
□ Depreciation	795,679	738,451	608,533
□ Deferred federal income tax	792,216	418,881	12,000
Change in:			
□ Reinsurance recoverable	387,095	212,709	(478,995)
□ Future policy benefit reserves	5,645,152	6,531,987	7,856,111
□ Other policy liabilities	729,970	1,668,516	(347,198)
□ Accrued investment income	(215,908)	201,114	(461,512)
□ Federal income tax	(160,081)	659,408	(1,304,945)
□ Commissions payable and other liabilities	16,392	150,199	932,570
□ Other, net	207,228	466,384	157,828
Net cash provided by operating activities	10,596,125	14,524,209	9,401,909
CASH FLOWS FROM INVESTING ACTIVITIES:			
Sale of fixed maturities, available-for-sale	2,239,875	11,626,961	10,325,965
Maturity of fixed maturities, available-for-sale	91,956,779	77,169,119	30,559,981
Purchase of fixed maturities, available-for-sale	(95,427,418)	(100,516,704)	(57,178,261)
Sale of equity securities, available-for-sale	652,905	97,500	88
Principal payments on mortgage loans	490,463	240,891	195,536
Mortgage loans funded	–	(171,770)	–

Continued

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
Sale of other long-term investments and property, plant and equipment	113,298	352,490	10,949
Cash and cash equivalents provided by mergers and acquisitions	2,882,353	–	–
(Increase) decrease in policy loans, net	(599,576)	899,659	672,208
Purchase of other long-term investments and property, plant and equipment	(486,854)	(1,492,538)	(1,073,424)
Net cash provided by (used in) investing activities	1,821,825	(11,794,392)	(16,486,958)
Net increase (decrease) in cash and cash equivalents	12,417,950	2,729,817	(7,085,049)
Cash and cash equivalents at beginning of year	6,793,852	4,064,035	11,149,084
Cash and cash equivalents at end of year	$ 19,211,802	$ 6,793,852	$ 4,064,035

SUPPLEMENTAL:

Cash paid (recovered) during the year for:			
☐ Interest	$ –	$ –	$ –
☐ Income taxes	$ 665,139	$ (12,772)	$ 1,763,945

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

In the first quarter of 2002, the Company issued 752,701 Class A common shares to purchase all the capital stock of Combined Underwriters Life Insurance Company (Combined) and issued 304,928 Class A common shares to purchase all the capital stock of Lifeline Underwriters Life Insurance Company (Lifeline). In conjunction with the acquisition, cash and cash equivalents were provided as follows:

	2002
☐ Fair value of capital stock issued	$ 11,961,784
☐ Fair value of tangible assets acquired excluding cash and cash equivalents	(14,883,146)
☐ Fair value of intangible assets acquired	(13,234,978)
☐ Liabilities assumed	19,038,693
Cash and cash equivalents provided by mergers and acquisitions	$ 2,882,353
·Issuance of 1,057,629 Class A shares	$ 11,961,784

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2001 AND 2000

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A NATURE OF BUSINESS

The consolidated financial statements include the accounts and operations of Citizens, Inc. (Citizens), incorporated in the state of Colorado on November 8, 1977 and its wholly-owned subsidiaries, Citizens Insurance Company of America (CICA), Computing Technology, Inc. (CTI), Funeral Homes of America, Inc. (FHA), Insurance Investors, Inc. (III), Central Investors Life Insurance Company of Illinois (CILIC), Excalibur Insurance Corporation (Excalibur), Combined Underwriters Life Insurance Company (Combined), Lifeline Underwriters Life Insurance Company (Lifeline) and Industrial Benefits, Inc (IBI). Citizens and its consolidated subsidiaries are collectively referred to as "the Company."

Citizens provides life and health insurance policies through five of its subsidiaries - CICA, CILIC, Excalibur, Combined and Lifeline. CICA sells ordinary whole-life policies internationally, and burial insurance, pre-need policies, accident and health specified disease, hospital indemnity and accidental death policies, throughout the southern United States. Excalibur sells life insurance business throughout the State of Illinois. CILIC does not actively market insurance policies, but administers an in-force block of life insurance. Combined sells life and accident and health insurance business throughout the southern United States. Lifeline sells life and accident and health business throughout Texas and Louisiana.

III provides aviation transportation to the Company. CTI provides data processing systems and services to the Company. FHA is a funeral home operator. IBI is inactive and has minimal assets and liabilities.

B BASIS OF PRESENTATION

The accompanying consolidated financial statements of the Company and its wholly owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany accounts and transactions have been eliminated.

C INVESTMENTS, OTHER THAN AFFILIATES

Fixed maturities consist primarily of bonds. Fixed maturities, which the Company has the ability and intent to hold to maturity, are carried at amortized cost. Fixed maturities, which may be sold prior to maturity to support the Company's investment strategies, are considered held as available-for-sale and carried at fair value as of the balance sheet date. Equity securities (including non-redeemable preferred stock) are considered available-for-sale and are reported at fair value.

Unrealized appreciation (depreciation) of equity securities and fixed maturities held as available-for-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

sale is shown as a separate component of stockholders' equity, net of tax, and is a separate component of comprehensive income.

Mortgage loans on real estate and policy loans are reported at unpaid principal balances less an allowance for uncollectible amounts. Mortgage loans have an allowance for uncollectible amounts of $50,000 at December 31, 2002 and 2001 which was estimated by the Company based upon historical amounts that proved uncollectible.

Other long-term investments consist primarily of real estate that is recorded at the lower of fair value, minus estimated costs to sell, or cost. If the fair value of the real estate is less than the carrying value, an impairment loss is recognized and charged to earnings.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Policy loans and other investments are primarily reported at cost.

The Company has assets with a fair value of $10,430,799 at December 31, 2002 and $9,538,429 at December 31, 2001 on deposit with various state regulatory authorities to fulfill statutory requirements.

D PREMIUM REVENUE AND RELATED EXPENSES

Premiums on life and accident and health policies are reported as earned when due or, for short duration contracts, over the contract periods. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the estimated life of the contracts. This matching is accomplished by means of provisions for future benefits and the capitalization and amortization of deferred policy acquisition costs.

Annuities are accounted for in a manner consistent with accounting for interest bearing financial instruments. Premium receipts are not reported as revenues but rather as deposit liabilities to annuity contracts.

E DEFERRED POLICY ACQUISITION COSTS AND COST OF CUSTOMER RELATIONSHIPS ACQUIRED

Acquisition costs, consisting of commissions and policy issuance, underwriting and agency expenses that relate to and vary with the production of new business, are deferred. These deferred policy acquisition costs are amortized primarily over the estimated premium paying period of the related policies in proportion to the ratio of the annual premium recognized to the total premium revenue anticipated using the same assumptions as were used in computing liabilities for future policy benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company utilizes the factor method to determine the amount of costs to be capitalized and the ending asset balance. The factor method ensures that policies that lapsed or surrendered during the reporting period are no longer included in the deferred policy acquisition costs or the cost of customer relationships acquired calculation. The factor method limits the amount of deferred costs to its estimated realizable value, provided actual experience is comparable to that contemplated in the factors. A recoverability test which considers among other things, actual experience and projected future experience, is performed at least annually.

The value of customer relationships acquired in the Company's various acquisitions, which is included in cost of customer relationships acquired in the accompanying consolidated financial statements, was determined based on the present value of future profits discounted at a risk rate of return. The cost of customer relationships acquired is being amortized over the anticipated premium paying period of the related policies.

Deferred policy acquisition costs on universal life contracts are capitalized and amortized over the life of the contract at a constant rate based on the present value of the estimated gross profit amounts expected to be earned over the life of the universal life contracts.

F POLICY LIABILITIES AND ACCRUALS

Future policy benefit reserves have been computed by the net level premium method with assumptions as to investment yields, dividends on participating business, mortality and withdrawals based upon the Company's and industry experience, which provide for possible unfavorable deviation.

Annuity benefits are carried at accumulated contract values based on premiums paid by participants, annuity rates of return ranging from 3.0% to 7.0% (primarily at 4.0% to 5.5%) and annuity withdrawals.

Premium deposits accrue interest at rates ranging from 3.5% to 8.25% per annum. Cost of insurance is included in premium when collected and interest is credited annually to the deposit account.

Policy and contract claims are based on case-basis estimates for reported claims, and on estimates, based on experience, for incurred but unreported claims and loss expenses.

Premiums collected on universal life contracts are not reported as revenues in the statement of operations but are included in the liability for policy benefits for universal life contracts based on policyholders' account balances. Revenues from universal life contracts are amounts assessed the policyholder for mortality and expenses and are reported when assessed based upon one-year service periods. Amounts assessed for services to be provided in future periods are reported as unearned revenue and are recognized in income over the benefit period.

The liability for policy benefits for universal life contracts is based on the balance that accrues to the benefit of policyholders. It includes any amounts assessed to compensate the Company for services to be performed over future periods, any amounts previously assessed by the Company against the policyholders that are refundable at termination of the contract and any premium deficiency.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

G EXCESS OF COST OVER NET ASSETS ACQUIRED AND OTHER INTANGIBLE ASSETS

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Under the guidelines of SFAS No. 142, excess of cost over net assets acquired (goodwill) amounting to $7,783,405 and other intangible assets determined to have an indefinite useful life amounting to $2,018,125 will no longer be amortized. Instead goodwill and other intangible assets will be subjected to annual impairment analysis under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Prior to January 1, 2002, the excess of cost over the fair value of net assets acquired in mergers and acquisitions was amortized on a straight-line basis ranging from 5 to 20 years. Other intangible assets, primarily the value of state licenses, were also amortized on a straight-line basis ranging from 10 to 20 years prior to January 1, 2002.

The Company continually monitors long-lived assets and certain intangible assets, such as excess of cost over net assets acquired, cost of customer relationships acquired and other intangible assets, for impairment. An impairment loss is recorded in the period in which the carrying value of the assets exceeds the fair value of expected future cash flows. Any amounts deemed to be impaired are charged, in the period in which such impairment was determined, as an expense against earnings, no such loss was recorded in 2002, 2001 or 2000.

H PARTICIPATING POLICIES

At December 31, 2002 and 2001, participating business approximated 55% and 54%, respectively, of life insurance in-force and premium income.

Policyholder dividends are determined based on the discretion of the Company's Board of Directors. The Company utilizes contractual life insurance dividend scales as shown in published dividend illustrations at the date the insurance contracts are issued (unrelated to the Company's net income) in determining policyholder dividends. Policyholder dividends are accrued over the premium paying periods of the insurance contracts.

I EARNINGS PER SHARE

Basic and diluted earnings per share have been computed using the weighted average number of shares of common stock outstanding during each period. The weighted average shares outstanding for the years ended December 31, 2002, 2001 and 2000 were 29,860,836, 28,897,382 and 28,897,382, respectively. The per share amounts have been adjusted retroactively for all periods presented to reflect the change in capital structure resulting from a 15% stock dividend paid in 2002 and a 7% stock dividend paid in 2000. The 2002 stock dividend resulted in the issuance of 4,162,414 Class A shares (including 333,873 shares in treasury) and 106,656 Class B shares and the 2000 stock dividend resulted in the issuance of 1,887,265 Class A shares (including 145,613 shares in treasury) and 46,517 Class B shares. In addition, 1,057,629

Class A shares were issued in March 2002 in conjunction with the acquisitions of Combined and Lifeline.

J INCOME TAXES

For the year ended December 31, 2002, the Company plans to file five separate tax returns as follows: 1) Citizens, Inc., CICA and all direct non-life subsidiaries, 2) Excalibur, 3) Combined, 4) Lifeline and 5) CILIC.

For the year ended December 31, 2001, the Company filed three separate tax returns as follows: 1) Citizens, Inc., CICA and all direct non-life subsidiaries, 2) Excalibur and 3) CILIC.

For the year ended December 31, 2000, the Company filed three separate tax returns as follows: 1) Citizens, Inc., CICA and all direct non-life subsidiaries, 2) Excalibur and 3) CILIC.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

K ACCOUNTING PRONOUNCEMENTS

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, was effective January 1, 2001. The Company adopted SFAS No. 133, as amended during 2001. Implementation did not have an impact on the Company's financial statements since it has no derivative instruments and does not participate in any hedging activities. Based on current operations, the Company does not anticipate that SFAS No. 133 will have a material effect on the financial position, results of operation or liquidity of the Company.

SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – A Replacement of FASB Statement 125" was effective after March 31, 2001. The Company adopted SFAS No. 140 during 2001. Implementation did not have an impact on the Company's financial statements since it was not involved in any such transfers, servicing or extinguishments. Based on current operations, the Company does not anticipate that SFAS No. 140 will have a material effect on the financial position, results of operation or liquidity of the Company.

In December 2000, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Life Insurance Holding Companies and for Certain Long-Duration Participating Contracts" was effective after December 15, 2001. SOP 00-3 provided guidance on accounting by insurance enterprises for demutualizations and the formation of mutual insurance holding companies. SOP 00-3 also applies to stock insurance enterprises that apply SOP 95-1, "Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises" to account for participating policies. The Company adopted SOP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

00-3 in 2002. Management does not believe that SOP 00-3 will have any impact on the Company since it is already a stock life insurance company and does not pay dividends based on actual experience of the Company. The Company utilizes contractual life insurance dividend scales as shown in published dividend illustrations at the date the insurance contracts are issued in determining policyholder dividends.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company adopted the provisions of SFAS No. 141 as of July 1, 2001 and adopted the provisions of SFAS No. 142 as of January 1, 2002.

The Company performed an assessment of whether there was an indication that goodwill was impaired as of January 1 and December 31, 2002. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1 and December 31, 2002. The Company determined the fair value of each reporting unit and compared it to the carrying amount of the reporting unit. The fair value of the reporting units exceeded the carrying amount of the reporting units at both January 1 and December 31, 2002, and the Company concluded that no goodwill or intangible assets were impaired. This same analysis was also performed as of December 31, 2002 with respect to the intangible assets and goodwill recognized in the acquisition of Combined and Lifeline. That analysis also concluded that there was no goodwill or intangible asset impairment as of December 31, 2002. As of December 31, 2002, the Company had unamortized goodwill of $7,783,405 and unamortized intangible assets of $2,018,125. Amortization expense related to goodwill was $595,410 and $658,390 for the years ended December 31, 2001 and 2000, respectively. In addition, the amortization expense related to intangible assets was $307,200 for each of the years ended December 31, 2001 and 2000. Had SFAS No. 142 been adopted in 2001 and 2000, proforma net income would approximate $4,866,000 ($.17 per share) and $3,018,000 ($.10 per share), respectively, for the years ended December 31, 2001 and 2000.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operations of a long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not believe SFAS No. 143 will have a significant effect on the financial position, results

Notes to Consolidated Financial Statements

of operations or liquidity of the Company.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes and amends SFAS No. 121 and relevant portions of SFAS No. 30. SFAS No. 144 was adopted on January 1, 2002. SFAS No. 144 did not have a material effect on the financial position, results of operation or liquidity of the Company.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 will affect income statement classification of gains and losses from extinguishment of debt and make certain other technical corrections. Based on current operations, the Company does not anticipate that SFAS No. 145 will have a material effect on the financial position, results of operations or liquidity of the Company.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 spreads out the reporting of expenses related to restructurings initiated after 2002. Commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough evidence to record a one-time charge for most anticipated exit or disposal activities. Companies will instead record exit or disposal costs when they are "incurred" and can be measured by fair value and the recorded liability will subsequently be adjusted for changes in estimated cash flows. SFAS No. 146 will also revise accounting for specified employee and contract terminations that are part of restructuring activities. Based on current operations, the Company does not anticipate that SFAS No. 146 will have a material effect on the financial position, results of operations or liquidity of the Company.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an Interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued and also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of annual periods ended after December 31, 2002. Based on current operations, the Company does not anticipate that the Interpretation will have a material effect on the financial position, results of operations or liquidity of the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB No. 123." This statement amends SFAS No. 123, "Accounting for Stock Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ended after December 31, 2002. Based on current operations, the Company does not anticipate that SFAS No. 148 will have a material effect on the financial position, results of operations or liquidity of the Company. The Company currently offers no stock-based employee compensation.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. This interpretation requires certain disclosures in financial statements issued after January 31, 2003. Based on current operations, the Company does not anticipate that the Interpretation will have a material effect on the financial position, results of operations or liquidity of the Company.

L CASH EQUIVALENTS

The Company considers as cash equivalents all securities whose duration does not exceed 90 days at the date of acquisition.

M DEPRECIATION

Depreciation is calculated on a straight-line basis using estimated useful lives ranging from 3 to 10 years. Leasehold improvements are depreciated over the estimated life of 30 years.

N USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

O RECLASSIFICATIONS

Certain reclassifications have been made to the 2001 and 2000 amounts to conform to the 2002 presentation.

2 INVESTMENTS

The cost, gross unrealized gains and losses and fair value of investments of fixed maturities and equity securities available-for-sale, as of December 31, 2002 and 2001, are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COST AND FAIR VALUES OF INVESTMENTS OF FIXED MATURITIES AND EQUITY SECURITIES

2002	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
FIXED MATURITIES HELD-TO-MATURITY:				
☐ US Treasury securities	$ 11,384,137	$ 1,966,963	$ –	$ 13,351,100
FIXED MATURITIES AVAILABLE-FOR-SALE:				
☐ US Treasury securities and obligations of US government corporations and agencies	$ 17,611,374	$ 1,725,911	$ –	$ 19,337,285
☐ Public utilities	1,890,137	53,230	(74,922)	1,868,445
☐ Debt securities issued by States of the United States and political subdivisions of the States	1,018,367	79,617	–	1,097,984
☐ Corporate debt securities	12,907,840	1,148,260	(112,036)	13,944,064
☐ Securities not due at a single maturity date	152,908,627	2,653,421	(32,201)	155,529,847
Total fixed maturities available-for-sale	$186,336,345	$ 5,660,439	$ (219,159)	$191,777,625
Total equity securities available-for-sale	$ 653,282	$ 10,421	$ (24,387)	$ 639,316

2001	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
FIXED MATURITIES HELD-TO-MATURITY:				
☐ US Treasury securities	$ 5,569,899	$ 252,001	$ –	$ 5,821,900
FIXED MATURITIES AVAILABLE-FOR-SALE:				
☐ US Treasury securities and obligations of US government corporations and agencies	$ 18,521,452	$ 1,075,165	$ (13,980)	$ 19,582,637
☐ Public utilities	1,935,441	4,440	(106,807)	1,833,074
☐ Debt securities issued by States of the United States and political subdivisions of the States	1,021,298	39,551	(781)	1,060,068
☐ Corporate debt securities	13,678,178	147,958	(315,003)	13,511,133
☐ Securities not due at a single maturity date	142,168,570	1,994,409	(1,702,544)	142,460,435
Total fixed maturities available-for-sale	$177,324,939	$ 3,261,523	$ (2,139,115)	$ 178,447,347
Total equity securities available-for-sale	$ 588,505	$ 1,082	$ (21,189)	$ 568,398

Notes to Consolidated Financial Statements

The amortized cost and fair value of fixed maturities at December 31, 2002 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Fixed Maturities Held-To-Maturity

	Amortized Cost	Fair Value
Due after ten years	$ 11,384,137	$ 13,351,100

Fixed Maturities Available-For-Sale

	Amortized Cost	Fair Value
Due in one year or less	$ 3,156,716	$ 3,200,010
Due after one year through five years	6,003,421	6,530,846
Due after five years through ten years	7,127,810	7,861,054
Due after ten years	17,139,771	18,655,868
	33,427,718	36,247,778
Securities not due at a single maturity date	152,908,627	155,529,847
Totals	$ 186,336,345	$ 191,777,625

The Company had no investments in any one entity that exceeded 10% of stockholders' equity at December 31, 2002 other than investments guaranteed by the U.S. Government.

The Company's investment in mortgage loans is concentrated 56% in Texas and 44% in Colorado as of December 31, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Major categories of net investment income are summarized as follows:

NET INVESTMENT INCOME

	YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000		
	2002	2001	2000
INVESTMENT INCOME ON:			
☐ Fixed maturities	$ 12,204,716	$ 11,673,562	$ 10,885,567
☐ Equity securities	53,422	47,745	51,401
☐ Mortgage loans on real estate	64,962	99,049	124,092
☐ Policy loans	1,582,200	1,508,733	1,532,238
☐ Long-term investments	865,027	825,329	852,117
☐ Other	568,988	176,221	191,354
	15,339,315	14,330,639	13,636,769
Investment expenses	(1,087,408)	(1,034,158)	(1,086,015)
Net investment income	$ 14,251,907	$ 13,296,481	$ 12,550,754

Proceeds and gross realized gains (losses) from sales and maturities of fixed maturities available-for-sale for 2002, 2001 and 2000 are summarized as follows:

	YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000		
	2002	2001	2000
Proceeds	$ 94,196,654	$ 88,796,080	$ 40,885,946
Gross realized gains	$ 274,078	$ 337,169	$ 284,038
Gross realized (losses)	$ (323,367)	$ (613,826)	$ (193,801)

Proceeds and gross realized gains (losses) from sales of equity securities available-for-sale for 2002, 2001 and 2000 are summarized as follows:

	YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000		
	2002	2001	2000
Proceeds	$ 652,905	$ 97,500	$ 88
Gross realized gains	$ 36,295	$ –	$ –
Gross realized (losses)	$ (14,272)	$ (27,230)	$ (2,970)

Realized gains (losses) are as follows:

REALIZED GAINS (LOSSES)

	Years ended December 31, 2002, 2001 and 2000		
	2002	2001	2000
REALIZED GAINS (LOSSES)			
Fixed maturities	$ (49,289)	$ (276,657)	$ 90,237
Equity securities	$ 22,023	$ (27,230)	$ (2,970)
Other	$ 27,743	$ 155,472	$ (698)
Net realized gains (losses)	$ 477	$ (148,415)	$ 86,569

3 COST OF CUSTOMER RELATIONSHIPS ACQUIRED AND EXCESS OF COST OVER NET ASSETS ACQUIRED

Cost of customer relationships acquired is summarized as follows:

COST OF CUSTOMER RELATIONSHIPS ACQUIRED

	Years ended December 31, 2002, 2001 and 2000		
	2002	2001	2000
BALANCE AT BEGINNING OF PERIOD	$ 5,150,351	$ 6,156,424	$ 7,186,494
Increase (decrease) related to			
☐ Acquisitions	11,568,817	–	–
☐ Interest	983,897	461,732	538,988
☐ Amortization	(3,511,893)	(1,467,805)	(1,569,058)
BALANCE AT END OF PERIOD	$ 14,191,172	$ 5,150,351	$ 6,156,424

Accretion of interest on cost of customer relationships acquired is calculated based on the rates of interest used in setting the related policy reserves. These rates range from 6.5% to 8.5%. Estimated amortization in each of the next five years is as follows. These amounts are equal to the carrying value due and exclude interest accretion at rates ranging from 6.5% to 8.5%. Actual future amortization will differ from these estimates due to variances from estimated future withdrawal assumptions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ESTIMATED AMORTIZATION

2003	$ 2,585,597	2006	$ 1,737,757
2004	$ 2,142,331	2007	$ 1,581,838
2005	$ 1,939,756	Thereafter	$ 4,203,893

Excess of cost over net assets acquired is summarized as follows:

EXCESS OF COST OVER NET ASSET ACQUIRED

	GROSS	ACCUMULATED AMORTIZATION	NET
BALANCE AT DECEMBER 31, 1999	$ 11,835,543	$ (3,814,499)	$ 8,021,044
Amortization	–	(658,390)	(658,390)
BALANCE AT DECEMBER 31, 2000	$ 11,835,543	$ (4,472,889)	$ 7,362,654
Amortization	–	(595,410)	(595,410)
BALANCE AT DECEMBER 31, 2001	$ 11,835,543	$ (5,068,299)	$ 6,767,244
Acquisition	1,016,161	–	1,016,161
BALANCE AT DECEMBER 31, 2002[1]	$ 12,851,704	$ (5,068,299)	$ 7,783,405

(1) See note 1 above regarding the Company's adaption of SFAS 142 which resulted in no accumulated amortization in 2002.

4 POLICY LIABILITIES

Various assumptions used to determine the future policy benefit reserves include the following: a) valuation interest rates from 4 to 9%, b) mortality assumptions are from the 1955 to 1960, 1965 to 1970, and 1975 to 1980 Select and Ultimate mortality tables and c) withdrawals are based primarily on actual historical termination rates.

The following table presents information on changes in the liability for accident and health policy and contract claims for the years ended December 31, 2002 and 2001.

Notes to Consolidated Financial Statements

Liability for Accident and Health Policy and Contract Claims

	2002	2001
Policy and contract claims payable at January 1	$ 1,067,190	$ 1,370,419
Less: reinsurance recoverables	136,898	344,413
Net balance at January 1	930,292	1,026,006
Acquisition of Combined and Lifeline	2,057,455	-
Less: reinsurance recoverables	229,938	-
Net acquired balance	1,827,517	-
Add claims incurred, related to:		
Current year	9,125,439	3,565,692
Prior years	(509,445)	(264,351)
	8,615,994	3,301,341
Deduct claims paid, related to:		
Current year	7,056,604	2,304,867
Prior years	2,097,957	1,092,188
	9,154,561	3,397,055
Net balance December 31	2,219,242	930,292
Plus reinsurance recoverable	266,841	136,898
Policy and contract claims payable, December 31.	$ 2,486,083	$ 1,067,190

The development of prior year claim reserves reflects normal changes in actuarial estimates.

A summary of the policy claims payable is as follows:

Summary of the Policy Claims Payable

December 31, 2002 and 2001

	2002	2001
Liability for accident and health policy and contract claims	$ 2,486,083	$ 1,067,190
Liability for life policy and contract claims	2,308,013	1,915,279
Policy claims payable	$ 4,794,096	$ 2,982,469

Notes to Consolidated Financial Statements



Reinsurance

In the normal course of business, the Company reinsures portions of certain policies that it underwrites to limit disproportionate risks. During 2002 and 2001, the Company retained varying amounts of individual insurance up to a maximum retention of $100,000 on any life. On health policies there are varying retention limits ranging from $25,000 to $75,000 depending on the product with some of the supplemental hospital and surgical policies reinsured on a quota share basis. The Company's share of risk on the quota share reinsurance is 50%. The Company remains contingently liable to the extent that the reinsuring companies cannot meet their obligations under these reinsurance treaties.

Assumed and ceded reinsurance activity for 2002 and 2001 is summarized as follows:

	2002	2001
Aggregate assumed life insurance in force	$ 318,142,000	$ 440,023,000
Aggregate ceded life insurance in force	$ (152,103,000)	$ (206,386,000)
Total life insurance in force	$ 2,574,043,000	$ 2,650,247,000

Premiums and claims and surrenders assumed and ceded for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Premiums assumed	$ 420,321	$ 543,792	$ 95,068
Premiums ceded	$ (2,212,715)	$ (2,312,232)	$ (2,494,798)
Claims and surrenders assumed	$ 409,798	$ 533,452	$ 87,025
Claims and surrenders ceded	$ (1,987,816)	$ (1,554,866)	$ (1,710,160)

Amounts paid or deemed to have been paid for reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.



Stockholders' Equity and Restrictions

The two classes of stock of Citizens are equal in all respects, except (a) each Class A share receives twice the cash dividends paid on a per share basis to the Class B common stock; and (b) the Class B common stock elects a simple majority of the Board of Directors of Citizens and the Class A common stock elects the remaining directors.

Generally, the net assets of the insurance subsidiaries available for transfer to Citizens are limited to the greater of the subsidiary net gain from operations during the preceding year or 10% of the subsidiary net statutory surplus as of the end of the preceding year as determined in accordance with accounting practices prescribed or permitted by insurance regulatory authorities. Payments of dividends in excess of such amounts would generally require approval by the regulatory authorities. Based upon statutory net gain from operations and surplus of the individual insurance companies as of and for the year ended December 31, 2002 approximately $3,900,000 of dividends could be paid to Citizens without prior regulatory approval.

CICA, CILIC, Combined, Lifeline and Excalibur have calculated their risk based capital (RBC) in accordance with the National Association of Insurance Commissioners' Model Rule and the RBC rules as adopted by their respective state of domicile. The RBC as calculated for CICA, CILIC, Combined, Lifeline and Excalibur as of December 31, 2002 exceeded levels requiring company or regulatory action.

7 Mergers and Acquisitions

On March 19, 2002, Citizens acquired Combined in exchange for 752,701 shares of its Class A Common stock. On March 19, 2002, Citizens also acquired Lifeline in exchange for 304,928 shares of its Class A Common stock.

On November 11, 2002, Citizens announced that a definitive agreement had been reached between Citizens and First Alliance Corporation (First Alliance) whereby Citizens would acquire 100% of First Alliance's outstanding shares. Pursuant to the terms of the agreement, which was approved by First Alliance's shareholders and regulatory authorities, the Company issued approximately 2.6 million shares of its Class A Common Stock to acquire First Alliance. The transaction closed on February 18, 2003, and the aggregate market value of the consideration was approximately $17.2 million.

On March 7, 2003, the Company entered into a Plan and Agreement of merger with Mid-American Alliance corporation (Mid-American) a Missouri holding company, whereby it will acquire all of the outstanding shares of Mid-American for shares of the Company's Class A common stock. The transaction values Mid-American's shares at $1.35 each and the Company's shares based on the average closure price for the 20 trading days preceding closing. Closing is expected in mid 2003.

Notes to Consolidated Financial Statements



Contingencies

On July 31, 2002, class action certification was granted by a Travis County, Texas district court judge to the plaintiffs in a lawsuit filed in 1999 style Delia Bolanos Andrade, et al v. Citizens Insurance Company of America, Citizens, Inc., Negocios Savoy, S. A., Harold E. Riley, and Mark A. Oliver, Case Number 99-09099. The suit alleges that life insurance policies sold to certain non-U.S. residents by CICA are securities and were sold in violation of the registration provisions of the Texas securities laws. The suit seeks class action status naming as a class all non-U.S. residents who made premium payments since August 1996 and assigned policy dividends to a trust for the purchase of our Class A common stock. The remedy sought is rescission of the insurance premium payments. The district court's class certification order was appealed to the Third Court of Appeals in Austin, Texas and oral arguments were heard in February 2003. A ruling from the appellate court is expected by mid 2003. We believe the Plaintiff's claim under the Texas Securities Act is not appropriate for class certification and does not meet the legal requirements for class action treatment under Texas law. Should the Third Court of Appeals rule against the Company, the case would be further appealed to the Texas Supreme Court. Recent decisions from the Texas Supreme Court indicate a more defense-oriented approach to class certification cases, especially in class action cases encompassing claimants from more than one state or jurisdiction.

The Company expects the Texas appellate courts will ultimately rule in its favor, decertify the class and remand the matter to district court for further action. It is the Company's intention to vigorously defend the request for class certification, as well as to vigorously defend against the individual claims. During the time of appeal, the district court proceedings will be stayed. The Company is unable to determine the potential magnitude of the claims in the event of a final class certification and the plaintiff prevailing on the substantive action, although the Company would expect significant cost relating to any final class action judgment.

The Company is a party to various legal proceedings incidental to its business. The Company has been named as a defendant in various legal actions seeking payments for claims denied by the Company and other monetary damages. In the opinion of management, the ultimate liability, if any, resulting from any contingent liabilities that might arise from litigation are not considered material in relation to the financial position or results of operations of the Company.

Reserves for claims payable are based on the expected claim amount to be paid after a case by case review of the facts and circumstances relating to each claim. A contingency exists with regard to these reserves until such time as the claims are adjudicated and paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9 SEGMENT INFORMATION

The Company has two reportable segments identified by geographic area: International Business and Domestic Business. International Business, consisting of ordinary whole-life business, is sold primarily throughout Central and South America. The Company has no assets, offices or employees outside of the United States of America (U.S.) and requires that all transactions be in U.S. dollars paid in the U.S. Domestic Business, consisting of traditional life and burial insurance, pre-need policies, accident and health specified disease, hospital indemnity and accidental death policies, is sold throughout the southern U.S. The accounting policies of the segments are in accordance with U.S. GAAP and are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on U.S. GAAP net income before federal income taxes for its two reportable segments.

Geographic Areas – The following summary represents financial data of the Company's continuing operations based on their location.

REVENUES BASED ON GEOGRAPHIC AREAS

	2002	2001	2000
REVENUES			
U.S.	$ 23,893,723	$ 11,991,619	$ 14,340,251
Non-U.S.	59,110,175	55,655,205	52,337,865
Total Revenues	$ 83,003,898	$ 67,646,824	$ 66,678,116

The following summary, representing revenues and pre-tax income from continuing operations and identifiable assets for the Company's reportable segments as of and for the years ended December 31, 2002, 2001 and 2000, is as follows:

SEGMENTED FINANCIAL INFORMATION

	Years ended December 31, 2002, 2001 and 2000		
	2002	2001	2000
REVENUE, EXCLUDING NET INVESTMENT INCOME AND REALIZED GAINS (LOSSES)			
Domestic	$ 19,790,994	$ 9,660,887	$ 11,622,382
International	48,960,520	44,837,871	42,418,411
Total consolidated revenue	$ 68,751,514	$ 54,498,758	54,040,793

Continued

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENTED FINANCIAL INFORMATION, CONTINUED

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
NET INVESTMENT INCOME:			
Domestic	$ 4,102,592	$ 2,357,041	$ 2,699,251
International	10,149,315	10,939,440	9,851,503
Total consolidated net investment income	$ 14,251,907	$ 13,296,481	$ 12,550,754
AMORTIZATION EXPENSE:			
Domestic	$ 3,676,614	1,896,086	$ 1,922,308
International	8,890,785	8,581,042	8,595,324
Total consolidated amortization expense	$ 12,567,399	10,477,128	$ 10,517,632
REALIZED GAINS (LOSSES):			
Domestic	$ 137	$ (26,309)	$ 18,618
International	340	(122,106)	67,951
Total consolidated realized gains (losses)	$ 477	$ (148,415)	$ 86,569
INCOME (LOSS) BEFORE FEDERAL INCOME TAX:			
Domestic	$ 2,139,484	$ 829,277	$ 290,577
International	3,399,542	4,199,353	2,233,164
Total consolidated net income before Federal income taxes	$ 5,539,026	$ 5,028,630	$ 2,523,741

	2002	2001
ASSETS AS OF DECEMBER 31:		
Domestic	$ 118,041,708	$ 93,652,639
International	208,249,293	188,433,624
Total	$ 326,291,001	$ 282,086,263

Major categories of premiums are summarized as follows:

	YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000		
	2002	2001	2000
PREMIUMS:			
Ordinary life	$ 54,033,409	$ 48,142,397	$ 45,892,621
Annuity and universal life	283,185	216,905	228,479
Group life	420,321	543,792	95,068
Accident and health	13,473,966	5,059,843	7,235,685
Total premiums	$ 68,210,881	$ 53,962,937	$ 53,451,853

Notes to Consolidated Financial Statements

The following table sets forth the Company's total yearly percentage of premiums income by geographic area for the years indicated:

Premiums By Geographic Areas

AREA	2002	2001	2000
Colombia	21.2%	21.9%	19.2%
Argentina	16.3	23.3	26.3
Venezuela	7.4	7.8	5.1
Uruguay	6.8	10.2	11.2
Other Foreign	19.6	19.2	16.7
Texas	14.0	4.2	4.3
Oklahoma	6.3	4.6	5.0
Mississippi	3.0	4.0	7.1
Other States	5.4	4.8	5.1
TOTAL	100%	100%	100%

10 Income Taxes

A reconciliation of Federal income tax expense computed by applying the Federal income tax rate of 34% to income before Federal income tax expense is as follows:

Reconciliation of Federal Income Tax Expense

	2002	2001	2000
Computed normal tax expense	$ 1,883,269	$ 1,709,734	$ 858,072
Small life insurance company deduction	(565,769)	(612,000)	(573,000)
Amortization of excess of costs over net assets acquired	--	202,439	224,000
Adjustment of prior year taxes	(29,963)	(276,492)	-
Other	(2,728)	41,836	(38,072)
Federal income tax expense	$ 1,284,809	$ 1,065,517	$ 471,000

Notes to Consolidated Financial Statements

Income tax expense for the years ended December 31, 2002, 2001 and 2000 consists of:

Income Tax Expense

	2002	2001	2000
Current	$ 492,593	$ 646,636	$ 459,000
Deferred	792,216	418,881	12,000
Total	$ 1,284,809	$ 1,065,517	$ 471,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below.

Deferred Tax Assets and Deferred Tax Liabilities

	2002	2001
DEFERRED TAX ASSETS:		
☐ Future policy benefit reserves	$ 17,988,126	$ 16,186,294
☐ Net operating loss carryforwards	892,713	87,000
☐ Due and accrued dividends and expenses	690,050	656,333
☐ Other	283,772	128,217
Total gross deferred tax assets	19,854,661	17,057,844
DEFERRED TAX LIABILITIES:		
☐ Deferred policy acquisition costs, cost of customer relationships acquired and intangible assets	$ 16,051,938	$ 12,253,001
☐ Reinsurance	652,595	673,826
☐ Investments available-for-sale	1,845,289	374,782
☐ Other	225,854	291,097
Total gross deferred tax liabilities	18,775,676	13,592,706
Net deferred tax asset	$ 1,078,985	$ 3,465,138

In connection with the acquisition of Combined and Lifeline, a deferred tax liability of $123,430 was recognized in accordance with SFAS No. 141, "Business Combinations." A summary of the changes in the components of deferred federal income taxes for 2002 and 2001 is as follows:

	2002	2001
DEFERRED TAX ASSETS (LIABILITIES):		
☐ Balance January 1	$ 3,465,138	$ 4,628,750
☐ Deferred tax expense	(792,216)	(418,881)
☐ Acquisition of Combined and Lifeline	(123,430)	-
☐ Investments available-for-sale	(1,470,507)	(744,731)
Balance December 31	$ 1,078,985	$ 3,465,138

The Company and its subsidiaries had net operating losses at December 31, 2002 available to offset future taxable income of approximately $2,626,000 for Federal income tax substantially all of which expire through 2020. A portion of the net operating loss carryforward is subject to limitations under Section 382 of the Internal Revenue Code.

At December 31, 2002, the Company had accumulated approximately $3,291,000 in its "policyholders' surplus account." This is a special memorandum tax account into which certain amounts not previously taxed, under prior tax laws, were accumulated. No new additions will be made to this account. Federal income taxes will become payable thereon at the then current tax rate (a) when and if distributions to the shareholder, other than stock dividends and other limited exceptions, are made in excess of the accumulated previously taxed income; or (b) when a company ceases to be a life insurance company as defined by the Internal Revenue Code and such termination is not due to another life insurance company acquiring its assets in a nontaxable transaction. The Company does not anticipate any transactions that would cause any part of this amount to become taxable. However, should the balance at December 31, 2002 become taxable, the tax computed at present rates would be approximately $1,119,000.



11 FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimates of fair values are made at a specific point in time, based on relevant market prices and information about the financial instrument. The estimated fair values of financial instruments presented below are not necessarily indicative of the amounts the Company might realize in actual market transactions. The carrying amount and fair value for the financial assets and liabilities on the consolidated balance sheets at each year-end were as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CARRYING AMOUNT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

	2002		2001	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
FINANCIAL ASSETS:				
Fixed maturities	$ 203,161,762	$ 205,128,725	$ 184,017,246	$ 184,269,247
Equity securities	639,316	639,316	568,398	568,398
Cash and cash equivalents	19,211,802	19,211,802	6,793,852	6,793,852
Mortgage Loans	619,084	738,100	1,109,547	1,109,547
FINANCIAL LIABILITIES:				
Annuities	3,226,834	3,226,834	3,839,023	3,839,023

Fair values for fixed income securities and equity securities are based on quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other assumptions, including the discount rate and estimates of future cash flows.

Mortgage loans are secured principally by residential properties. Weighted average interest rates for these loans as of December 31, 2002 and 2001, were approximately 8.9% and 8.7%, respectively, with maturities ranging from one to fifteen years. Management estimated the fair value using an interest rate of 6.6%. Management believes that reported 2001 amounts approximate fair value.

The carrying value and fair values for the Company's liabilities under annuity contract policies are the same as the interest rates credited to these products and are periodically adjusted by the Company to reflect market conditions. The fair value of liabilities under all insurance contracts are taken into consideration in the overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

Policy loans have a weighted average interest rate of 7.6% as of both December 31, 2002 and 2001 and have no specified maturity dates. The aggregate fair value of policy loans approximates the carrying value reflected on the consolidated balance sheet. These loans typically carry an interest rate that is tied to the crediting rate applied to the related policy and contract reserves. Policy loans are an integral part of the life insurance policies which the Company has in-force and cannot be valued separately.

For cash, accrued investment income, amounts recoverable from reinsurers, other assets, federal income tax payable and receivable, dividend accumulations, commissions payable, amounts held on deposit, and other liabilities, the carrying amounts approximate fair value because of the short maturity of such financial instruments.

12 OTHER COMPREHENSIVE INCOME (LOSS)

The changes in the components of other comprehensive income (loss) are reported net of income taxes of 34% for the periods indicated as follows:

OTHER COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

2002	PRE-TAX AMOUNT	TAX EFFECT	NET AMOUNT
UNREALIZED GAIN ON SECURITIES:			
Unrealized holding gain arising during the period	$ 4,297,747	$ (1,461,237)	$ 2,836,510
Add: reclassification adjustment for losses included in net income	27,266	(9,270)	17,996
OTHER COMPREHENSIVE INCOME	$ 4,325,013	$ (1,470,507)	$ 2,854,506

2001	PRE-TAX AMOUNT	TAX EFFECT	NET AMOUNT
UNREALIZED GAIN ON SECURITIES:			
Unrealized holding gain arising during the period	$ 1,886,498	$ (641,409)	$ 1,245,089
Add: reclassification adjustment for losses included in net income	303,887	(103,322)	200,565
OTHER COMPREHENSIVE INCOME	$ 2,190,385	$ (744,731)	$ 1,445,654

2000	PRE-TAX AMOUNT	TAX EFFECT	NET AMOUNT
UNREALIZED GAIN ON SECURITIES:			
Unrealized holding gain arising during the period	$ 4,622,602	$ (1,571,685)	$ 3,050,917
Less: reclassification adjustment for gains included in net income	(87,267)	29,671	(57,596)
OTHER COMPREHENSIVE INCOME	$ 4,535,335	$ (1,542,014)	$ 2,993,321

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table contains selected unaudited consolidated financial data for each calendar quarter.

UNAUDITED CONSOLIDATED FINANCIAL DATA BY QUARTER

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002			
	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
Revenues	$ 23,684,268	$ 22,253,889	$ 21,296,992	$15,768,749
Expenses	21,996,828	21,834,228	19,923,701	13,710,115
Federal income tax expense	332,859	196,729	199,390	555,831
Net income	1,354,581	222,932	1,173,901	1,502,803
Basic and diluted earnings per share	.04	.01	.04	.05

	2001			
	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
Revenues	$ 18,228,560	$ 17,582,734	$ 16,353,749	$15,481,781
Expenses	16,593,461	15,637,391	15,617,737	14,769,605
Federal income tax expense	135,517	585,000	155,000	190,000
Net income	1,499,582	1,360,343	581,012	522,176
Basic and diluted earnings per share	.05	.05	.02	.02

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the "Act"), including the statements specifically identified as forward-looking statements. Many of these statements contain risk factors as well. In addition, certain statements in future filings by the Company with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of the Company which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements, include (i) projections of revenues, income or loss, earnings or loss per share and other financial items, (ii) statements of plans and objectives of the Company or its management or Board of Directors, (iii) statements of future economic performance and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "intends", "targeted", "may", "will" and similar expressions are intended to identify forward-looking statements but are the exclusive means of identifying these statements.

Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include; (i) the strength of foreign and U.S. economies in general and the strength of the local economies in which operations are conducted; (ii) the effects of and changes in trade, monetary and fiscal policies and laws; (iii) inflation, interest rates, market and monetary fluctuations and volatility; (iv) the timely development of and acceptance of new products and services and perceived overall value of these products and services by existing and potential customers; (v) changes in consumer spending, borrowing and saving habits; (vi) concentrations of business from persons residing in third world countries; (vii) acquisitions; (viii) the persistency of existing and future insurance policies sold by the Company and its subsidiaries; (ix) the dependence of the Company on its Chairman of the Board; (x) the ability to control expenses; (xi) the effect of changes in laws and regulations (including laws and regulations concerning insurance) with which the Company and its subsidiaries must comply, (xii) the effect of changes in accounting policies and practices; (xiii) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and (xiv) the success of the Company at managing the risks involved in the foregoing.

The forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACQUISITIONS

On March 19, 2002, we acquired all the outstanding shares of Combined Underwriters Life Insurance Company ("Combined") and Lifeline Underwriters Life Insurance Company ("Lifeline"), two Texas life and health insurance companies, for approximately 1.1 million shares of our Class A common stock. The aggregate market value of the consideration was approximately $12.0 million.

On February 18, 2003, we acquired all the outstanding shares of First Alliance Corporation ("First Alliance"), the parent of First Alliance Insurance Company, a Kentucky life insurer, for approximately 2.6 million shares of our Class A common stock. The aggregate market value of the consideration was approximately $17.2 million. First Alliance will continue to operate from its offices in Lexington, Kentucky.

On March 7, 2003, we entered into a Plan and Agreement of Merger with Mid-American Alliance Corporation ("Mid-American") a Missouri holding company, whereby we will acquire all of the outstanding shares of Mid-American for shares of our Class A common stock. The transaction values Mid-American's shares at $1.35 each and our Class A shares based on the average closing price for the 20 trading days preceding closing. Closing is expected in mid 2003. The transaction is valued at approximately $ 8.2 million

Management believes that the acquisitions should enhance premium income and total revenue and augment our domestic marketing program. The marketing operations of these companies continue to write whole life insurance and supplemental accident and health products that have historically been the foundation of their business.

RESULTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Net income of $4,254,217 or $.14 per share was earned during 2002, compared to net income of $3,963,113 or $.14 per share for 2001 and net income of $2,052,741 or $.07 per share in 2000. The acquisitions of Combined and Lifeline increased net income for 2002 by approximately $576,000. Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", was adopted by us on January 1, 2002 and changed the accounting for goodwill and intangibles, as discussed below. Had SFAS No. 142 been adopted in 2001 and 2000, pro forma net income would approximate $4,866,000 ($.17 per share) and $3,018,000 ($.10 per share), respectively, for the years ended December 31, 2001 and 2000. Increased production of new business coupled with a 7.2% increase in net investment income and the change in amortization of goodwill and intangibles contributed to the increased earnings in 2002.

Total revenues for 2002 were $83,003,898 compared to $67,646,824 in 2001, an increase of 22.7%. In 2000 revenues were $66,678,116. The acquisitions of Combined and Lifeline increased 2002 revenues by $11,270,166. The 2002 increase in revenues compared to 2001 was due primarily to a 17.7% increase in new life revenues (measured in paid annualized premiums), a 4.5% increase in renewal life premiums, a 166.3% increase in accident and health premiums and a 7.2% increase in net investment income. The increase in new revenues was due to increases of the number of marketing consultants submitting business to us as well as the expansion of countries from which applications have been received, while the increase in accident and health sales relates to Combined and Lifeline. The increase in 2001 over 2000 revenues was due primarily to a 14.9% increase in new life sales, a 3.4% increase in renewal life premiums and a 5.9% increase in net investment income that offset a 30.1% decrease in accident and health premiums. The increase in new life revenues in 2001 was due to broader penetration of existing markets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Premium income increased by 26.4% from $53,962,937 in 2001 to $68,210,881 in 2002. Premium income increased by 1.0% from $53,451,853 in 2000 to $53,962,937 in 2001. The 2002 increase was comprised of a $5,767,541 increase in life premiums and an $8,414,123 increase in accident and health premiums. The March 2002 acquisitions of Combined and Lifeline increased life premiums by $1,539,015 and accident and health premiums by $9,186,710, offsetting a $772,587 reduction in our existing book of accident and health business as a result of previous terminations and rate increases. *Consistent with our practice over the past several years, management will implement significant rate increases in supplemental non-cancelable accident and health products if loss ratios increase. This course of action will contribute to decreases in accident and health premiums. For example, during 2003, management intends to non-renew virtually all of Combined's major medical business, which accounted for approximately $2.5 million of premium revenue in 2002.*

The 2001 revenue increase was comprised of a $2,698,500 increase in life premiums offset by a $2,175,842 decrease in accident and health premiums. Because of increases in accident and health loss ratios, management implemented significant rate increases in 1999 through 2001 on accident and health products, which caused policy cancellations and a corresponding decrease in accident and health premiums.

Production of new life insurance premiums by CICA measured in issued and paid annualized premiums increased 17.7% from 2001 to 2002 and 14.9% from 2000 to 2001. In addition, management initiated a domestic ordinary life sales program in late 2000 targeting urban areas. This program's initial results to date have been insignificant; however, with the recent acquisitions, coupled with new marketing management, the additional sales forces of the acquisitions should provide expanded sales efforts for our domestic marketing program. *Management also believes that the acquisitions of Combined, Lifeline and First Alliance will enhance premium income and total revenue.*

Combined had a significant amount of accident and health premiums when we acquired it. Although it continues to write specified benefit accident and health policies, management has discontinued the sale of major medical products and moved to terminate all in-force major medical business. *This action will likely result in a decrease of approximately $2.5 million of annual premium revenue but management believes this course of action will enhance future profitability.*

Net investment income increased 7.2% during 2002 to $14,251,907 from $13,296,481 during 2001. The 2001 results increased 5.9% compared to the $12,550,754 earned in 2000. The 2002 increase reflected continued expansion of our asset base. In addition, the acquisitions of Combined and Lifeline increased invested assets by $15.2 million and 2002 investment income by $528,021. The 2001 and 2000 results reflected the expansion of our asset base, and the actions taken in previous years to change the mix and duration of our invested assets to place less emphasis on government guaranteed mortgage pass-through instruments and more emphasis on investments in callable instruments issued by U.S. government agencies. *During 2001 and 2002, significant decreases in interest rates occurred which slowed the growth in net investment income. As a result, we expect returns on newly invested funds to decline in the short-term. We do not believe such declines will have a materially adverse effect on our future operating results.*

We typically avoid investments in bonds and notes at significant premiums in order to minimize the potential for loss on early calls, although we incurred a $390,000 loss on $9 million of U.S. Treasury notes which had been purchased at a large premium in late 2001 to avoid additional loss. No similar condition now exists within our bond portfolio which could result in any significant future losses. Although changes in interest rates could adversely affect the market value of our bonds, calls of such instruments would not result in material losses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Policyholder dividends increased to $3,477,381 in 2002, up 5.5% over 2001 dividends of $3,294,899. The 2001 amounts increased 8.5% compared to $3,037,343 in 2000. Virtually all of CICA's policies that were sold between 1989 and 1997 were participating. Participating policies represented a majority (55.0%) of our business in-force at December 31, 2002, although the percentage of participating business has declined from approximately 91% in 1995 due to acquisitions in recent years and a shift in product mix away from participating policies to policies with endowments.

Claims and surrenders increased 30.6% from $29,189,132 in 2001 to $38,107,119 in 2002. In 2000 claims and surrenders were $30,370,996. The increased surrender activity relating to the current uncertain economic climate in several Latin American countries was the primary reason for the increase in claims and surrenders during 2002. The decline in claims as a result of the cancellation of a large block of accident and health business in 1999 and 2000, contributed to the 2001 improvement.

Death benefits increased 17.6% from $5,613,782 in 2001 to $6,599,914 in 2002. Death benefits were $5,277,284 in 2000. The 2002 increase was primarily due to the impact of the above-discussed acquisitions, which increased such expense by $712,052. CICA has historically adhered to an underwriting policy which requires thorough medical examinations on all applicants who are foreign residents, except children, regardless of age or face amount of the policy applied for, including x-rays and electrocardiograms. On all policies of $150,000 or more, inspection reports are required which detail the background resources and lifestyle of the applicant. We have developed numerous contacts throughout Latin America with which our underwriters can validate information contained in applications, medical or inspection reports.

Accident and health benefits increased 161.0% from $3,301,341 in 2001 to $8,615,358 in 2002. Such claims were $5,158,623 in 2000. This increase in accident and health benefits is directly related to the acquisition of Combined and Lifeline discussed above, which generated $5,752,048 in claims, offsetting a $438,031 reduction in claims on our existing book of accident and health business. As a result of the substantial increase in accident and health claims plus an increase in loss ratios, in 1999 management cancelled a large portion of the existing blocks of this business which was acquired in prior acquisitions. This action resulted in decreases in accident and health premiums of $2,175,842 in 2001 and $1,857,282 in 2002. Additionally, significant rate increases were implemented on the accident and health business remaining in force, and management expects to continue to implement increases until such time as claims reach more reasonable levels.

Endowment benefits increased 6.3% from $5,389,082 in 2001 to $5,730,463 in 2002. In 2000, such expenses were $4,895,492. Beginning in late 1990, CICA introduced a new series of international policies that carried an immediate endowment benefit of an amount elected by the policyowner. This endowment is factored into the premium of the policy and is paid annually. Like policy dividends, endowments are factored into the premium and as such the increase should have no adverse impact on profitability.

Policy surrenders increased 16.2% from $14,435,486 in 2001 to $16,777,391 in 2002. Surrenders were $14,124,514 in 2000. The current uncertain economic climate in several Latin American countries was the primary reason for the increased surrender activity. The economies in Argentina, and Venezuela in particular were in near-depressions during 2002. As such, continued increases in surrenders relating to insured's residing in these countries are expected. However, we are optimistic about the long-term prospects for these countries.

Other claim expenses amounted to $383,993 in 2002, $449,441 in 2001 and $915,083 in 2000. These expenses are comprised of supplemental contract benefits, interest on policy funds and assorted other miscellaneous policy benefits.

Management's Discussion and Analysis of Financial Condition and Results of Operations

During 2002, commissions increased 21.5% to $16,339,205 from $13,444,270 in 2001. In 2000, commission expense was $12,411,053. The 2002 increase is largely attributable to the acquisition of Combined and Lifeline, whose 2002 commissions were $2,160,226. The remainder of the 2002 increase was due to the 17.7% increase in production of new life insurance premiums. The increases in 2001 occurred because of the 14.9% increased production and related increased issuance of new life policies.

Underwriting, acquisition and insurance expenses increased 41.6% to $15,064,065 in 2002 compared to $10,635,639 in 2001 and $10,139,539 in 2000. The 2002 increase was due in part to the acquisition of Combined and Lifeline which added $1,954,738 of these expenses in 2002. Additional 2002 expenses related to acquisition activities, costs associated with the listing of our Class A common stock on the New York Stock Exchange and other listing fees related to the acquisitions of Combined and Lifeline and the 15% stock dividend paid in June, 2002. Additionally, in May 2002, in an attempt to more efficiently manage and communicate with our independent marketing consultants, we canceled our contract with an independent international company that had served as the managing general agent for our international marketing activities since early 1997. We no longer pay an overriding commission to this former managing firm on all new business issued internationally but we now directly bear the related costs of all marketing, management and promotional activities. During 2001, we incurred overhead expenses related to acquisition activities combined with expenses incurred to continue to develop the domestic ordinary life sales program.

Capitalized deferred policy acquisition costs increased 30.0% from $11,112,096 in 2001 to $14,442,757 in 2002. These costs were $10,056,287 in 2000. The 2002 increase included $1,518,389 of deferred policy acquisition costs that have been capitalized by Combined and Lifeline since their acquisition. The remainder of the increase related to the 17.7% increase in new life production. The increase in 2001 reflected the 14.9% increase in sales throughout the year of whole life policies internationally. Amortization of these costs was $10,039,403, $8,568,445 and $8,521,972, respectively in 2002, 2001 and 2000. Most of the 2002 increase related to the increased surrender activity caused by the current uncertain economic climate in several Latin American countries.

Amortization of cost of customer relationships acquired, excess of cost over net assets acquired and other intangibles increased from $1,908,683 in 2001 to $2,527,996 in 2002. In 2000, such amortization was $1,995,660. The increase relates to the amortization of cost of customer relationships acquired with respect to the acquisition of Combined and Lifeline that amounted to $1,888,885 in 2002 that more than offset our adoption of the new Financial Accounting Standards Board's (FASB) accounting statement where amortization of goodwill and other intangibles ceased since management determined that these intangibles have an indefinite life. Our analysis of goodwill and other intangibles indicated that there was no impairment as of December 31, 2002. The amortization of goodwill and other intangibles amounted to $902,610 and $965,590 for the years ended December 31, 2001 and 2000, respectively.

Liquidity and Capital Resources

Stockholders' equity increased from $82,721,798 at December 31, 2001 to $101,792,305 at December 31, 2002. The increase was attributable to $11,961,784 of Class A common stock issued for the acquisition of Combined and Lifeline, net income of $4,254,217 earned in 2002 and unrealized gains, net of tax, increased by $2,854,506 as of December 31, 2002 over December 31, 2001. Increases in the market value of our bond portfolio caused by higher bond prices resulted in the increase in unrealized gains.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We paid a 15% stock dividend on June 1, 2002 to holders of record as of May 1, 2002. A similar 7% dividend was paid on December 31, 2000 to holders of record as of December 1, 2000. Both dividends were paid using Class A and B shares that were previously authorized but unissued. The dividends had the effect of transferring $35,416,772 and $11,497,886 respectively in 2002 and 2000 from retained earnings to our common stock and treasury stock.

Invested assets increased to $226,008,600 at December 31, 2002 from $206,695,811 at year end 2001, an increase of 9.3%. The acquisition of Combined and Lifeline discussed above were the primary reasons for the increase adding $15.2 million to invested assets. Increases in fixed maturities available-for-sale (7.5%), fixed maturities held-to-maturity (104.4%) and policy loans (3.1%) were the primary categories of invested assets that increased. Fixed maturities are categorized into two classifications: fixed maturities held-to-maturity, which are valued at amortized cost, and fixed maturities available-for-sale which are valued at fair value. Fixed maturities available-for-sale and fixed maturities held-to-maturity were 84.9% and 5.0%, respectively, of invested assets at December 31, 2002. Fixed maturities held to maturity, amounting to $11,384,137 at December 31, 2002, consist of U.S. Treasury and U.S. government agency securities. *Management has the intent and believes we have the ability to hold the securities to maturity.*

Policy loans comprised 9.1% of invested assets at December 31, 2002 compared to 9.7% at December 31, 2001. These loans, which are secured by the underlying policy values, have yields ranging from 5% to 10% percent and maturities that are related to the maturity or termination of the applicable policies. *Management believes that we maintain adequate liquidity despite the uncertain maturities of these loans.*

Our cash balances at our primary depositories were significantly in excess of Federal Deposit Insurance Corporation coverage at December 31, 2002 and 2001. Management monitors the solvency of all financial institutions in which we have funds to minimize the exposure for loss. *Management does not believe we are at significant risk for such a loss. During 2003, we intend to continue to utilize callable securities issued by Federal agencies as cash management tools to minimize excess cash balances and enhance returns.*

In the wake of recent bankruptcy filings by large corporations, concern has been raised regarding the use of certain off-balance sheet special purpose entities such as partnerships to hedge or conceal losses related to investment activity. We do not utilize special purpose entities as investment vehicles. Nor are there any such entities which we have an investment that engages in speculative activities of any description, and we do not use such investments to hedge our investment positions. Furthermore, there are no commitments or guarantees that provide for the potential issuance of our stock.

Our subsidiary, CICA, owned 2,398,031 shares of our Class A common stock at December 31, 2002, and 2,085,244 shares at December 31, 2001. In our consolidated financial statements, the shares owned by CICA are combined with the other treasury shares and the aggregate treasury shares are reported at cost in conformity with U.S. GAAP.

We have a profit sharing plan that was effective January 1, 1978. The purpose of the plan is to provide a retirement program for the exclusive benefit of the eligible employees of the employer. The plan is designed to comply with the Employee Retirement Income Security Act of 1974 (ERISA). An employee becomes automatically eligible as of January 1st of the year in which the employee completes 12 months of employment and has worked at least 1,000 hours. An employee will be 100% vested after seven or more years of service. Our Board of Directors determines if a contribution will be made and the amount to be made. The contribution, if any, is allocated based upon the total number of employees participating in the plan and their years of service. We made contributions of $300,000 in 2002, $250,000 in 2001, and $200,000 in 2000. The Profit Sharing Plan had net assets of $1,639,619 as of December 31,

2002, $1,266,197 as of December 31, 2001 and $1,136,850 as of December 31, 2000.

The NAIC has established minimum capital requirements in the form of Risk-Based Capital ("RBC"). Risk-based capital factors the type of business written by an insurance company, the quality of its assets, and various other factors into account to develop a minimum level of capital called "authorized control level risk-based capital" and compares this level to an adjusted statutory capital that includes capital and surplus as reported under Statutory Accounting Principles, plus certain investment reserves. Should the ratio of adjusted statutory capital to control level risk-based capital fall below 200%, a series of actions by the affected company would begin. At December 31, 2002, all of the Company's insurance subsidiaries were above required minimum levels.

Effective January 1, 2001, the NAIC implemented codified rules for statutory accounting. These rules were approved and implemented by each state in which all of our insurance subsidiaries operations are domiciled. CICA is domiciled in Colorado, Combined and Lifeline are domiciled in Texas and CILIC and Excalibur are domiciled in Illinois. CICA follows certain Colorado state laws that differ from NAIC's codified rules. The primary difference between the Colorado statutes and the codified rules involve the establishment of a liability for future policy dividends payable. Under codification such reserve is mandated; however, Colorado has an exception if the difference between the premium charged and the mortality factor included in the premium on participating policies exceeds the reserve that would be established. Such is the case for CICA. As a result, CICA did not establish the reserve of approximately $3 million in its statutory financial statements as of and for the year ended December 31, 2002 or December 31, 2001. In Texas, codified rules must be followed unless the Commissioner of Insurance of the State of Texas permits specific practices that differ from codified rules. Combined and Lifeline have not requested explicit permission to deviate from the NAIC codified rules. In Illinois, codified rules must be followed unless the Commissioner of Insurance of the State of Illinois permits specific practices that differ from the codified rules. CILIC and Excalibur have not requested explicit permission to deviate from the NAIC codified rules.

Critical Accounting Policies

Our critical accounting policies are as follows:

POLICY LIABILITIES

Future policy benefit reserves have been computed by the net level premium method with assumptions as to investment yields, dividends on participating business, mortality and withdrawals based upon our industry experience. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of policy liabilities and the increase in future policy benefit reserves. Management's judgments and estimates for future policy benefit reserves provide for possible unfavorable deviation.

We continue to use the original assumptions (including a provision for the risk of adverse deviation) in subsequent periods to determine the changes in the liability for future policy benefits (the "lock-in concept") unless a premium deficiency exists. *Management monitors these assumptions and has determined that a premium deficiency does not exist. Management believes that our policy liabilities and increase in future policy benefit reserves as of and for the years ended December 31, 2002, 2001 and 2000 are based upon assumptions, including a provision for the risk of adverse deviation, that do not warrant*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

revision. The relative stability of these assumptions and management's analysis is discussed below.

The ratio of lapses and surrenders to mean life insurance in-force has varied between 4.4% to 5.1% for four of the past five years. The 2002 ratio of 7.3% relates to surrenders caused by the current uncertain economic conditions in several Latin American countries. *After review of the surrender and lapse detailed information, management does not believe the 2002 increase reflects a negative trend in lapses and surrender activity but rather an aberration in the historical experience and no adjustment to persistency and lapsation assumptions are needed in the computation of future policy benefit reserves. Management believes that our conservation program whereby policyholders that are considering surrender of their policies are informed and counseled about the benefits of their policies, should return surrenders to our historical levels.*

During the past five years the ratio of commissions, underwriting and operating expenses to insurance premiums has ranged from 39.9% to 46.0% and the ratio of commissions, underwriting and operating expenses, policy reserves increases, policyholder benefits and dividends to policyholders to insurance premiums has ranged from 113.1% to 119.2%. In addition, the ratio of net investment income to mean amount of invested assets has varied from 6.6% to 6.8% during the past five years. As set forth above in Management's Discussion and Analysis of Financial Condition and Results of Operations, death benefits for the years ended December 31, 2002, 2001 and 2000 were $6,599,914, $5,613,782 and $5,277,284, respectively with $712,052 of the 2002 increase in death benefits related to the acquisitions of Combined and Lifeline.

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs, consisting of commissions and policy issuance, underwriting and agency expenses that relate to and vary with the production of new business, are deferred. These deferred policy acquisition costs are amortized primarily over the estimated premium paying period of the related policies in proportion to the ratio of the annual premium recognized to the total premium revenue anticipated using the same assumptions as were used in computing liabilities for future policy benefits.

We utilize the factor method to determine the amount of costs to be capitalized and the ending asset balance. The factor method is based on the ratio of premium revenue recognized for the policies in force at the end of each reporting period compared to the premium revenue recognized for policies in force at the beginning of the reporting period. The factor method ensures that policies that lapsed or surrendered during the reporting period are no longer included in the deferred policy acquisition costs calculation. The factor method limits the amount of deferred costs to its estimated realizable value, provided actual experience is comparable to that contemplated in the factors.

Inherent in the capitalization and amortization of deferred policy acquisition costs are certain management judgments about what acquisition costs are deferred, the ending asset balance and the annual amortization. Over 85% of our capitalized deferred acquisition costs are attributed to first year excess commissions. The remaining 15% are attributed to costs that vary with and are directly related to the acquisition of new and renewal insurance business. Those costs generally included costs related to the production, underwriting and issuance of new business. Use of the factor method, as discussed above, limits the amount of unamortized deferred policy acquisition costs to its estimated realizable value provided actual experience is comparable to that contemplated in the factors and results in amortization amounts such that policies that lapse or surrender during the period are no longer included in the ending deferred policy acquisition cost balance.

A recoverability test which considers among other things, actual experience and projected future experience, is performed at least annually by third party actuarial consultants. These annual recoverability tests initially calculate the available premium (gross premium less benefit net premium less percent of premium expense) for the next 30 years. The available premium per policy and the deferred policy acquisition costs per policy are then calculated. The deferred policy acquisition costs are then amortized over two methods utilizing reasonable assumptions and two other methods using pessimistic assumptions. The two methods using reasonable assumptions illustrate an early deferred policy acquisition recoverability period. The two methods utilizing pessimistic assumptions still support early recoverability of the aggregate deferred policy acquisition costs. *Based upon the extensive analysis done to only capitalize expenses that vary with and are directly related to the acquisition of new and renewal insurance business, utilization of the factor method and extensive, annual recoverability testing, management believes that our deferred policy acquisition costs and related amortization as of and for the years ended December 31, 2002, 2001 and 2000 limits the amount of deferred costs to its estimated realizable value.*

VALUATION OF INVESTMENTS IN FIXED MATURITY AND EQUITY SECURITIES

At December 31, 2002, investments in fixed maturity and equity securities were 89.9% and .3%, respectively, of total investments. Approximately 94.4% of our fixed maturities were classified as available-for-sale securities at December 31, 2002 with the remaining 5.6% classified as held-to-maturity securities based upon our intent and ability to hold these securities to maturity. All equity securities at December 31, 2002 are classified as available-for-sale securities. We have no fixed maturity or equity securities that are classified as trading securities at December 31, 2002.

Additionally, at December 31, 2002, 91.7% of our fixed maturity securities are invested in U.S. Treasury securities and obligations of U.S. government corporations and agencies, including U.S. government guaranteed mortgage-backed securities. All of these securities are backed by or bear the implied full faith and credit of the U.S. government. We evaluate the carrying value of our fixed maturity and equity securities at least quarterly. A decline in the fair value of any fixed maturity or equity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security. The new cost basis is not changed for subsequent recoveries in the fair value of the fixed maturity or equity security. Based upon our emphasis of investing in fixed maturity securities primarily composed of U.S. Treasury securities and obligations of U.S. government corporations and agencies, including U.S. government guaranteed mortgage-backed securities and callable instruments issued by U.S. government agencies and its analysis whether any declines in fair value below cost are temporary or other than temporary, management believes that our investments in fixed maturity and equity securities at December 31, 2002 are not impaired and no other than temporary losses need to be recorded. See also "Quantitative and Qualitative Disclosures about Market Risk" below.

ACCOUNTING PRONOUNCEMENTS

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, was effective January 1, 2001. We adopted SFAS No. 133, as amended during 2001. Implementation did not have an impact on our financial

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

statements since we have no derivative instruments and do not participate in any hedging activities. Based on current operations, we do not anticipate that SFAS No. 133 will have a material effect on our financial position, results of operation or liquidity.

SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – A Replacement of FASB Statement 125" was effective after March 31, 2001. We adopted SFAS No. 140 during 2001. Implementation did not have an impact on our financial statements since we were not involved in any such transfers, servicing or extinguishments. Based on current operations, we do not anticipate that SFAS No. 140 will have a material effect on our financial position, results of operation or liquidity.

In December 2000, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Life Insurance Holding Companies and for Certain Long-Duration Participating Contracts," effective after December 15, 2001. SOP 00-3 provided guidance on accounting by insurance enterprises for demutualizations and the formation of mutual insurance holding companies. SOP 00-3 also applies to stock insurance enterprises that apply SOP 95-1, "Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises" to account for participating policies. We adopted SOP 00-3 in 2002. Management does not believe that SOP 00-3 will have any impact on us since we are already a stock life insurance company and we do not pay dividends based on actual experience. We utilize contractual life insurance dividend scales as shown in published dividend illustrations at the date the insurance contracts are issued in determining policyholder dividends.

In June 2001, The Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," (SFAS No. 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We adopted the provisions of SFAS No. 141 as of July 1, 2001 and adopted the provisions of SFAS No. 142 as of January 1, 2002.

We performed an assessment of whether there was an indication that goodwill was impaired as of January 1 and December 31, 2002. To accomplish this, we identified our reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1 and December 31, 2002. We determined the fair value of each reporting unit and compared it to the carrying amount of the reporting unit. The fair value of the reporting units exceeded the carrying amount of the reporting units at both January 1 and December 31, 2002, and we concluded that no goodwill or intangible assets were impaired. This same analysis was also performed as of December 31, 2002 with respect to the intangible assets and goodwill recognized in the acquisitions of Combined and Lifeline. That analysis also concluded that there was no goodwill or intangible asset impairment as of December 31, 2002. As of December 31, 2002, we had unamortized goodwill of $7,783,405 and unamortized intangible assets of $2,018,125. Amortization expense related

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

to goodwill was $595,410 and $658,390 for the years ended December 31, 2001 and 2000, respectively. In addition, the amortization expense related to intangible assets was $307,200 for each of the years ended December 31, 2001 and 2000. Had SFAS No. 142 been adopted in 2001 and 2000, proforma net income would approximate $4,866,000 ($.17 per share) and $3,018,000 ($.10 per share), respectively, for the years ended December 31, 2001 and 2000.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operations of a long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not believe SFAS No. 143 will have a significant effect on our financial position, results of operations or liquidity.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes and amends SFAS No. 121 and relevant portions of SFAS No. 30. We adopted SFAS No. 144 on January 1, 2002. SFAS No. 144 did not have a material effect on our financial position, results of operation or liquidity.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 will affect income statement classification of gains and losses from extinguishment of debt and make certain other technical corrections. Based on current operations, we do not anticipate that SFAS No. 145 will have a material effect on our financial position, results of operations or liquidity.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 spreads out the reporting of expenses related to restructurings initiated after 2002. Commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough evidence to record a one-time charge for most anticipated exit or disposal activities. Companies will instead record exit or disposal costs when they are "incurred" and can be measured by fair value and the recorded liability will subsequently be adjusted for changes in estimated cash flows. SFAS No. 146 will also revise accounting for specified employee and contract terminations that are part of restructuring activities. Based on current operations, we do not anticipate that SFAS No. 146 will have a material effect on financial position, results of operations or liquidity.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an Interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued and also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of annual periods ended after December 31, 2002. Based on current operations, we do not anticipate that the Interpretation will have a material effect on our financial position, results of operations or liquidity.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB No. 123." This statement amends SFAS No. 123, "Accounting for Stock Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of

Management's Discussion and Analysis of Financial Condition and Results of Operations

SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ended after December 31, 2002. Based on current operations, we do not anticipate that SFAS No. 148 will have a material effect on our financial position, results of operations or liquidity. We currently offer no stock-based employee compensation.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. This interpretation requires certain disclosures in financial statements issued after January 31, 2003. Based on current operations, we do not anticipate that the Interpretation will have a material effect on our financial position, results of operations or liquidity.

Quantitative and Qualitative Disclosures about Market Risk

The unrealized gains (losses) that could be caused by decreases and increases in the interest rates of 100, 200 and 300 basis points, respectively, on our available-for-sale fixed maturities is as follows at December 31, 2002 and 2001:

	Decreases in Interest Rates		
	100 Basis Points	200 Basis Points	300 Basis Points
December 31, 2002	$ 5,672,000	$ 9,333,000	$ 13,207,000
December 31, 2001	$ 8,042,000	$ 17,013,000	$ 27,015,000

	Increases in Interest Rates		
	100 Basis Points	200 Basis Points	300 Basis Points
December 31, 2002	$ (9,987,000)	$ (20,511,000)	$ (30,619,000)
December 31, 2001	$ (16,938,000)	$ (28,041,000)	$ (38,030,000)

A sudden increase of interest rates 200 or 300 basis points could result in substantial unrealized losses in our fixed maturity portfolio as illustrated above. Management does not believe such increases are likely to occur in the near-term. Furthermore; our book of insurance business is such that the likelihood of large surrender activity being triggered by a rate increase that would force us to dispose of our fixed maturities at a loss is highly unlikely.

There are no fixed maturities or other investments that we classify as trading instruments. At December 31, 2002 and 2001, there were no investments in derivative instruments. Approximately 91.8% of the fixed maturities we owned at December 31, 2002 are instruments of the United States government or are backed by U.S. government agencies or private corporations carrying the implied full faith and credit backing of the U.S. government. We have minimal investment in equity securities.

OFFICERS

CITIZENS, INC.

HAROLD E. RILEY
Chairman

RICK D. RILEY
Vice Chairman & Chief Executive Officer

MARK A. OLIVER
President,
Chief Investment Officer & Assistant Treasurer

DAVID J. MEHLE
Executive Vice President,
Chief Financial Officer & Treasurer

JOEL H. MATHIS
Vice President,
Investor Relations & Public Relations

MARCIA F. EMMONS
Vice President, Counsel & Secretary

RAY A. RILEY
Vice President, Assistant to Chairman

MIKE N. FINK
Senior Vice President, Corporate Development

SCOTT J. ENGEBRITSON
Vice President, Corporate Development

CITIZENS INSURANCE COMPANY OF AMERICA

RICK D. RILEY
Chairman,
President & Chief Executive Officer

MARK A. OLIVER
Vice Chairman,
Chief Investment Officer & Assistant Treasurer

D. RON MULLEN
Senior Vice President,
Chief Marketing Officer

CLAYTON D. DUNHAM
Executive Vice President,
International Marketing Officer

DAVID J. MEHLE
Executive Vice President,
Chief Financial Officer, Treasurer

MICHAEL P. BUCHWEITZ
Executive Vice President, Chief Underwriter

J. VAL SMITH
Executive Vice President, Chief Actuarial Officer

JEFFREY J. WOOD
Executive Vice President, Financial Reporting

A. JET HIRSCH
Vice President, Policyowner Service

SARAH C. MORRIS
Vice President, Claims

DOTTIE S. RILEY
Vice President, Administration

MARCIA F. EMMONS
Vice President, Counsel & Secretary

PHILLIP E. FALLER
Vice President, Compliance Officer

DICK GRUBER
Vice President, USA Marketing

ROBERT E. RAINEY, JR.
Vice President, Electronic System

JENNIFER K. HUNTER
Assistant Vice President

FREDDY M. PARRAGA
Assistant Vice President, Life Claims

DIRECTORS & CONSULTANTS

DIRECTORS

HAROLD E. RILEY [1]
Chairman of the Board, Citizens, Inc.
Austin, Texas

E. DEAN GAGE [1] [2]
Associate Dean for Professional Programs
College of Veterinary Medicine
Texas A&M University
College Station, Texas

MARK A. OLIVER
President, Citizens, Inc.
Austin, Texas

RICK D. RILEY
Vice Chairman & Chief Executive Officer, Citizens, Inc.
Austin, Texas

RICHARD C. SCOTT [2] [3]
Vice President - Development, Baylor University
Waco, Texas

STEVEN F. SHELTON [3]
Farmer/Rancher
Lamar, Colorado

TIMOTHY T. TIMMERMAN [1] [2] [3]
Investments
Austin, Texas

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee

CONSULTANTS

ACCOUNTANTS

KPMG LLP
717 North Harwood St. Suite 3100
Dallas, Texas 75201-6585

ACTUARIES

RUDD AND WISDOM, INC.
7718 Wood Hollow Drive, Suite 200
Austin, Texas 78731

TRANSFER AGENT AND REGISTRAR

MELLON INVESTOR SERVICES LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660

ATTORNEYS AT LAW

DAVIS & DAVIS
9442 Capital of Texas Highway N.
Austin, Texas 78759

HEATH, DAVIS & MCCALLA
200 Perry Brooks Building
Austin, Texas 78701

JONES & KELLER
1625 Broadway, Suite 1600
Denver, Colorado 80202

NEWMAN & DAVENPORT
2323 Bryan Street, Suite 2050
Dallas, Texas 75201










CITIZENS, INC.

P.O. Box 149151

Austin, TX 78714-9151

Telephone: 512-837-7100 ✦ Fax: 512-836-9785

email: postoffice@citizensinc.com

web site: www.citizensinc.com